Exhibit 99.3

MANULIFE FINANCIAL CORPORATION

Annual Information Form

February 9, 2017

Table of Contents

	Annual Information Form	Management’s Discussion & Analysis dated February 9, 2017
GLOSSARY	3
FINANCIAL PRESENTATION AND EXCHANGE RATE INFORMATION	5
DOCUMENTS INCORPORATED BY REFERENCE	5
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	6
CORPORATE STRUCTURE	6
CORPORATE STRATEGY	7
GENERAL DEVELOPMENT OF THE BUSINESS	7
BUSINESS OPERATIONS	8
Selected Financial Statistics by Division	8
Asia Division	9	26 -29
Canadian Division	11	30 - 32
U.S. Division	14	33 - 36
Corporate and Other	16
Investment Division	16	39 - 47
Public Accountability Statement	17
RISK FACTORS	17	83 - 98
GOVERNMENT REGULATION	17
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	25
DIVIDENDS	27
CONSTRAINTS ON OWNERSHIP OF SHARES	28
RATINGS	29
MARKET FOR SECURITIES	31
LEGAL PROCEEDINGS	34	104
DIRECTORS AND EXECUTIVE OFFICERS	34
TRANSFER AGENT AND REGISTRAR	37
MATERIAL CONTRACTS	37
INTERESTS OF EXPERTS	39
AUDIT COMMITTEE	39
PERFORMANCE AND NON-GAAP MEASURES	40	100 - 103
ADDITIONAL INFORMATION	41
SCHEDULE 1 – AUDIT COMMITTEE CHARTER	42

GLOSSARY

In this annual information form (“AIF”), unless otherwise indicated or unless the context otherwise requires:

•	all references to “MFC” and “Manufacturers Life” refer to Manulife Financial Corporation and The Manufacturers Life Insurance Company, respectively, not including their subsidiaries;

•	MFC and its subsidiaries, including Manufacturers Life, are collectively referred to as “Manulife”; and

•	references to “Company”, “we”, “us” and “our” refer to Manulife.

The following are brief explanations of certain terms as used in this AIF.

accepted actuarial practices — Canadian accepted actuarial practices as promulgated by the Actuarial Standards Board.

annuities — contracts that provide income payments at regular intervals, usually for a specified period (an annuity certain) or for the lifetime of the annuitant (a life annuity). Annuity contracts are offered on both an immediate and a deferred basis. Under immediate annuities, the payment of income commences at, or very shortly after, the date of issue of the contract. Under deferred annuity contracts, the payment of income commences on some specified future date, such as five years after the contract is issued. Contracts can be fixed or variable.

AUMA — assets under management and administration.

bancassurance — the sale of insurance and similar products through a bank’s distribution channels.

cash value — the gross value for which an in-force policy can be surrendered.

COLI (corporate owned life insurance) — a specialized insurance product which provides tax-efficient funding vehicles for employee deferred compensation programs.

ETF — exchange traded fund.

529 College Savings plan – a mutual fund that offers a tax advantaged way for families to save on qualified higher education costs. Earnings in the mutual fund are tax free if withdrawn for the benefit of the payment of qualified higher education costs.

GAAP — Canadian generally accepted accounting principles as promulgated by CPA Canada, which for the Company is IFRS.

general fund — those assets and liabilities which a life insurance company reports on its consolidated statement of financial position and for which a life insurance company bears the investment risk. Products treated as part of the general fund include participating whole life insurance, universal life insurance, term life insurance, group life and health insurance and fixed-rate insurance, annuity and pension products, as well as reinsurance.

GIC — guaranteed interest contract (except where used in the context of products offered by Manulife Bank of Canada and Manulife Trust Company where GIC means “guaranteed investment certificate”) – an investment guaranteed to receive a set interest rate over a predetermined term.

group life and health insurance — insurance which insures the lives of a group of people (group life) or provides coverage for medical and dental costs, and income replacement for disabilities to a group of people (group health) under a master contract. Typically used by employers to provide coverage for their employees.

ICA — the Insurance Companies Act (Canada), as amended, including the regulations thereunder which apply to insurance companies that are incorporated under Canadian federal law and to foreign insurance companies that operate in Canada on a branch basis.

IFRS (International Financial Reporting Standards) — as promulgated by the International Accounting Standards Board.

in-force — an insurance or annuity contract which has not expired or otherwise been terminated.

individual life insurance — insurance which pays a stipulated sum in the event of the death of a named individual.

Letters Patent of Conversion — the letters patent issued under the ICA to effect the conversion proposal of Manufacturers Life from a mutual company to a company with common shares effective September 23, 1999.

MCCSR (Minimum Continuing Capital and Surplus Requirements) — regulatory capital requirements imposed by OSFI for Canadian federally regulated life insurance companies.

Minister of Finance — the Minister of Finance (Canada) or any Minister of State who has been delegated any of the Minister’s powers, duties and functions under the ICA.

NAIC (National Association of Insurance Commissioners) — an association of the chief insurance supervisory officials of each state, territory or possession of the United States.

OSFI — the Office of the Superintendent of Financial Institutions (Canada), the primary regulator of federal financial institutions and federal pension plans.

policy loan — a loan made to a policyholder based on the security of the cash value of a policy.

policyholder — the person who owns an insurance or annuity policy. Although the policyholder is usually the insured, in the case of group insurance the policyholder is usually the employer rather than the employee.

producer group — groups of agents and brokers who deal collectively with insurance companies in the areas of products, underwriting and compensation. A producer group also offers marketing and sales support to its members, as well as continuing education.

reinsurance — the acceptance by one or more insurers, called reinsurers, of a portion of the risk underwritten by another insurer which has directly contracted to provide the coverage. The legal rights of the policyholder are not affected by the reinsurance transaction and the insurer issuing the insurance contract remains primarily liable to the policyholder for payment of policy benefits.

retrocession — a form of reinsurance that involves the assumption of risk from a reinsurer rather than the direct writer of the policy or policies.

SCDA — The Standard Life Assurance Company of Canada.

SEC — the U.S. Securities and Exchange Commission, an agency of the United States federal government that has primary responsibility for enforcing federal securities laws and regulating the securities industry.

SEDAR — the System for Electronic Document Analysis and Retrieval, found at www.sedar.com.

segregated fund — a fund, having its own portfolio of investments, kept separate from the general fund of a life insurance company in connection with one or more insurance policies or annuity contracts under which the company’s liability to the policyholders varies with the performance of the fund.

Superintendent — the Superintendent of Financial Institutions (Canada).

term life insurance — a life insurance policy which pays a stipulated sum on the death of the individual life insured, provided that death occurs within a specified number of years. There is usually no cash value.

third party administrator — a company that provides administrative support, including regulatory compliance, reporting and document processing, to sponsors of group plans.

UCITS — Undertakings for Collective Investment in Transferable Securities – securities that enable non-residents of the U.S. to purchase JH Investments’ mutual fund offerings underwriting — the process by which an insurance company assesses the risk inherent in an application for insurance prior to acceptance and issuance of a policy.

universal life insurance — a life insurance policy in which premiums, less expense charges, are credited to a policy account from which periodic charges for life insurance are deducted and to which interest and investment income are credited. Universal life insurance accumulates a cash value.

variable product — an insurance, annuity or pension product contract for which the reserves and/or benefits may vary in amount with the market value of a specified group of assets held in a segregated fund.

whole life insurance — a life insurance policy payable upon the death of the insured, with a fixed premium and accumulating cash values.

FINANCIAL PRESENTATION AND EXCHANGE RATE INFORMATION

The Company maintains its financial books and records in Canadian dollars and presents its financial statements in accordance with IFRS as applied to life insurance enterprises in Canada and the accounting requirements of the Superintendent. None of the accounting requirements of the Superintendent is an exception to IFRS.

Unless otherwise indicated, references in this AIF to “$,” “Cdn.$” or “dollars” are to Canadian dollars. Principal exchange rates used for currency conversion to Canadian dollars for financial statements in this AIF are summarized in the following table:

	As at and for the year ended December 31
U.S. dollar	2016	2015	2014

Statement of financial position	1.343	1.384	1.160
Statement of income	1.325	1.279	1.105

Japanese yen

Statement of financial position	0.0115	0.0115	0.0097
Statement of income	0.0122	0.0106	0.0104

Notes:

(1) Rates shown are the Canadian dollar price per U.S. dollar and Japanese yen. In accordance with IFRS, statement of financial position amounts are converted at rates on the dates indicated therein, while statement of income amounts are converted using the average rate for each quarter. The rate of exchange disclosed above for the annual statement of income is based on the rates in each quarter’s statement of income. The annual rate is approximated as the average of the quarterly rates.

(2) Rates are based upon noon rates of exchange published by the Bank of Canada.

We do business in various jurisdictions outside Canada. Fluctuations between the Canadian dollar and foreign currencies have the effect of increasing or decreasing amounts presented in our financial statements. We present certain financial performance measures on a constant currency basis1 to exclude the effect of fluctuations in these currencies versus the Canadian dollar. Amounts stated in this AIF on a constant currency basis are calculated, as appropriate, using the statement of financial position exchange rates as at December 31, 2016 and the statement of income exchange rates effective for the fourth quarter of 2016.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference in and form part of this AIF:

•	MFC’s Management’s Discussion and Analysis for the year ended December 31, 2016, and

•	MFC’s audited annual consolidated financial statements and accompanying notes as at and for the year ended December 31, 2016.

These documents have been filed with securities regulators in Canada and with the SEC and may be accessed at www.sedar.com and www.sec.gov, respectively.

Any website address included in this AIF is an inactive textual reference only and information appearing on such website is not part of, and is not incorporated by reference in, this AIF.

[1]	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Company makes written and/or oral forward-looking statements, including in this document and the documents incorporated by reference in this document. In addition, the Company’s representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document and the documents incorporated by reference in this document include, but are not limited to, statements with respect to the Company’s possible or assumed future results set out under “Corporate Strategy”, “General Development of the Business”, “Business Operations” and “Government Regulation”, core return on shareholders’ equity expansion over the medium term and the drivers of such expansion, the contribution of recent major acquisitions and partnerships to annual core earnings over the medium term, the anticipated benefits and costs of the acquisition of Standard Life, and Manulife’s expected capital position under the new Life Insurance Capital Adequacy Test (“LICAT”) guideline and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to, the factors identified under “Risk Management”, “Risk Factors” and “Critical Accounting and Actuarial Policies” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2016, in the “Risk Management” note to MFC’s consolidated financial statements for the year ended December 31, 2016 and elsewhere in MFC’s filings with Canadian and U.S. securities regulators. The forward-looking statements in this document or in the documents incorporated by reference in this document are, unless otherwise indicated, stated as of the date hereof or the date of the document incorporated by reference, as the case may be, and are presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations, our future operations, as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statements, except as required by law.

CORPORATE STRUCTURE

History and Incorporation

Manulife Financial Corporation is a life insurance company incorporated under the ICA. MFC was incorporated under the ICA on April 26, 1999 for the purpose of becoming the holding company of Manufacturers Life following its demutualization. Manufacturers Life was incorporated on June 23, 1887, by a Special Act of Parliament of the Dominion of Canada. Pursuant to the provisions of the Canadian and British Insurance Companies Act (Canada), the predecessor legislation to the ICA, Manufacturers Life undertook a plan of mutualization and became a mutual life insurance company on December 19, 1968. As a mutual life insurance company, Manufacturers Life had no common shareholders and its board of directors was elected by its participating policyholders in accordance with the ICA. Pursuant to Letters Patent of Conversion, effective September 23, 1999, Manufacturers Life implemented a plan of demutualization under the ICA and converted to a life insurance company with common shares and became the wholly owned subsidiary of MFC. Following completion of MFC’s merger with John Hancock Financial Services, Inc. (“JHFS”) on April 28, 2004, Manufacturers Life and JHFS became sister companies. MFC owns all of the outstanding common shares of Manufacturers Life and, following the merger with JHFS, MFC indirectly owned all of the outstanding shares of common stock of JHFS.

On December 31, 2009, MFC consolidated its U.S. operating life insurance company subsidiaries and merged JHFS into The Manufacturers Investment Corporation, an indirect wholly owned subsidiary of Manufacturers Life. Also on December 31, 2009, John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company,

both Massachusetts domiciled insurers and subsidiaries of JHFS, merged into John Hancock Life Insurance Company (U.S.A.) (“John Hancock USA”), an indirect wholly owned subsidiary of Manufacturers Life domiciled in Michigan.

On January 30, 2015, Manufacturers Life acquired the Canadian-based operations of Standard Life plc. On July 1, 2015, SCDA was wound-up into Manufacturers Life.

MFC’s head office and registered office is located at 200 Bloor Street East, Toronto, Canada, M4W 1E5.

Intercorporate Relationships

The Company conducts its business activities through subsidiary companies in Canada, the United States, Barbados, Japan, the Philippines, Singapore, Indonesia, Taiwan, Thailand, Vietnam and Cambodia. The Company operates through branches of subsidiaries in Hong Kong, Macau, Barbados and Bermuda. In mainland China, the Company operates through joint ventures established with local companies. In Malaysia, the Company operates through a publicly traded corporation, which is approximately 59% owned by the Company. The Company also has asset management operations through subsidiary entities in England, Australia, New Zealand, and Brazil, as well as in certain of the other jurisdictions referred to above.

The significant subsidiaries of MFC, including direct and indirect subsidiaries, and MFC’s direct and indirect voting interest therein, are listed in Note 21 (Subsidiaries) of MFC’s consolidated financial statements for the year ended December 31, 2016. These companies are incorporated in the jurisdiction in which their head office or registered office is located.

CORPORATE STRATEGY

Our strategy is aligned with our Corporate Purpose – to help people achieve their dreams and aspirations, by putting customers’ needs first and providing the right advice and solutions. Delivery of our strategy will provide exceptional experiences for our customers and sustainable, long-term growth for our shareholders. Manulife’s corporate strategy includes three key themes:

1.	Developing more holistic and long-lasting customer relationships;

2.	Continuing to build and integrate our global wealth and asset management businesses; and

3.	Leveraging skills and experiences across our international operations.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

In 2014, the Company announced two strategic acquisitions. In Canada, the Company announced an agreement to acquire the Canadian-based operations of Standard Life plc, which increased the Company’s presence in Quebec and accelerated its growth strategy in Canada, particularly for its wealth and asset management businesses, including group retirement. The $4 billion acquisition was partially financed through the issuance of $2,260 million of subscription receipts, which automatically exchanged on a one-for-one basis for common shares of the Company when the acquisition closed on January 30, 2015. In the U.S., the Company announced an agreement to acquire the retirement plan services business of New York Life with New York Life net reinsuring 60% of the legacy John Hancock par life insurance block. By combining New York Life’s strength and expertise in the mid-case and large-case retirement plan markets with the Company’s leadership in the small-case plan market, the Company significantly expanded its market presence and become one of the major plan providers in the U.S. In Asia, the Company entered into several new bancassurance agreements.

In 2015, the Company closed the previously announced transactions with Standard Life plc. and New York Life. Additionally, we announced two strategic partnerships in Asia. The first strategic partnership announced was a 15-year regional life bancassurance agreement with DBS Bank Ltd (“DBS”). Effective January 1, 2016, the Company became the exclusive provider of bancassurance solutions to DBS’s six million retail, wealth and small and medium-sized enterprises (“SME”) customers in four mutually significant markets, namely Singapore, Hong Kong, Indonesia and mainland China. Under the agreement, initial payments were made by Manulife to DBS totaling US$1.2 billion with the final instalment made on January 4, 2016, all of which Manulife funded from internal resources. The second strategic partnership announced was a 15-year pension distribution partnership with Standard Chartered, which provides the Company the exclusive right to offer its Mandatory Provident Fund (“MPF”) product to Standard

Chartered’s customers in Hong Kong. As part of the arrangement, the Company acquired Standard Chartered’s MPF and Occupational Retirement Schemes Ordinance (“ORSO”) businesses. This arrangement significantly expanded the Company’s pension business in Hong Kong, and strengthened its position as the second largest MPF provider as measured by assets under management and as the largest MPF provider as measured by net cash flows2. The Company also announced several smaller bancassurance agreements in Asia. In 2015, in addition to the common shares issued for the Standard Life acquisition, the Company issued $2.1 billion of subordinated debentures, and $2.6 billion of preferred shares and senior and medium term notes were redeemed or matured.

In 2016, the Company completed the previously announced Standard Chartered pension acquisition on November 1, 2016 and commenced the related 15-year MPF distribution partnership. In addition, the previously announced exclusive distribution partnership with DBS was launched. The Company also announced several smaller bancassurance agreements in Asia. In 2016, Manulife commenced its global funding strategy to diversify funding sources and broaden our investor base. Manulife raised $5.4 billion of capital in Canada, the U.S., and various Asian markets. In 2016, $1.1 billion of securities were redeemed or matured.

BUSINESS OPERATIONS

Information about the Company’s business and operating segments is discussed below. Additional information about the Company’s business and operating segments is contained in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2016, on pages 26 to 47 inclusive.

The Company is a leading international financial services group that helps people achieve their dreams and aspirations by putting customers’ needs first and providing the right advice and solutions. We operate as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. Manulife also provides investment management services with respect to the Company’s general fund assets, segregated fund assets, mutual funds, and to institutional customers. The Company also offers specialized property and aviation retrocession products.

As at December 31, 2016, the Company had more than 34,000 employees and operated in more than 20 countries and territories. The Company’s business is organized into three major operating divisions: Asia Division, Canadian Division and U.S. Division. Asset management services are also provided by the Company’s Investment Division, through Manulife Asset Management. Each division has profit and loss responsibility and develops products, services, distribution and marketing strategies based on the profile of its business and the needs of its market. The Investment Division’s external asset management business is included under the Corporate and Other reporting segment. The Company’s property and casualty reinsurance business line is reported under the Corporate and Other reporting segment. This business line is a well-established participant in the highly specialized property retrocession market.

The approximate number of employees for each of the Company’s divisions and reporting segments as at December 31, 2016 was as set out below3.

Asia Division	10,600
Canadian Division	10,200
U.S. Division	6,700
Corporate and Other	3,600
Investment Division	3,400

SELECTED FINANCIAL STATISTICS BY DIVISION

The following table provides a breakdown by operating division of the Company’s net income (loss) attributed to shareholders, core earnings (loss)4, premiums and deposits4 and assets under management and administration4 as at and for the years ended December 31, 2016 and December 31, 2015.

[2]	Based on The Gadbury Group MPF Market Shares Report as of September 2016.
[3]	Divisional numbers include Global Resourcing employees, who are located primarily in the Philippines, Malaysia and China and are assigned to the Divisions.
[4]	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

Division ($ millions)	Net Income (Loss) Attributed to Shareholders		Core Earnings (Loss)[4]		Premiums and Deposits[4]		Assets Under Management and Administration[4]
	2016	2015	2016	2015	2016	2015	2016	2015
Asia Division	1,141	1,105	1,495	1,234	37,511	28,800	121,212	106,438
Canadian Division	1,486	480	1,384	1,252	29,996	29,344	234,757	219,240
U.S. Division	1,134	1,460	1,615	1,466	74,272	70,618	545,350	537,947
Corporate and Other	(832)	(854)	(473)	(524)	18,387	22,240	75,736	71,551

Total	2,929	2,191	4,021	3,428	160,166	151,002	977,055	935,176

ASIA DIVISION

We are a leading provider of financial protection and wealth and asset management products in most of Asia’s largest and fastest-growing economies, with operations in Japan, Hong Kong, Macau, mainland China, Taiwan, Indonesia, Singapore, the Philippines, Vietnam, Malaysia, Thailand and Cambodia. We are focused on helping our customers to achieve their dreams and aspirations, and that focus drives our growth strategy and underpins our commitment to the region.

We offer a broad portfolio of products and services including life and health insurance, annuities, mutual funds and retirement solutions that cater to the wealth and protection needs of individuals and corporate customers through a multi-channel distribution network, supported by a team of approximately 11,000 employees. Our distribution network includes more than 69,000 contracted agents, 100 bank partnerships and 1,000 independent agents, financial advisors and brokers selling our products. The bank partnerships include a regional partnership with DBS, which together with 5 other exclusive partnerships give us access to more than 18 million bank customers.

Hong Kong and Macau

Insurance and Other Wealth

The Company provides a comprehensive range of insurance solutions, including individual and group life products, to customers in Hong Kong and Macau. Individual products include life insurance, living benefits and wealth accumulation plans with insurance protection that can be tailored to meet customers’ medium and long-term financial planning needs; while group products include group term life insurance and major medical and outpatient plans, which are provided mainly to small and medium-sized businesses.

Our insurance products are marketed through the Company’s agency, bank and independent broker channels. The exclusive agency force continues to be the most significant distribution channel for the Company in the individual and group businesses. As at December 31, 2016, the Company had over 7,000 agents in Hong Kong and Macau. In tandem with continued growth in the agency channel, the Company is also actively expanding into other distribution channels including bancassurance and brokerage.

Wealth and Asset Management

Wealth and Asset Management operations offer pension products and mutual funds.

Our group pension business launched the MPF business line in 2000, and the Company continues to expand its MPF customer base, to both group and individual customers. The group pension business has developed primarily based on service rendered by our exclusive agents and a fund spectrum built on a multi-manager platform, along with our comprehensive e-administration service suite and focused marketing to individual MPF accounts. We also market our pension products in Macau through our exclusive agents located there. In 2016, we expanded the distribution of the MPF business to bank channels through our partnerships with DBS and Standard Chartered Bank.

Leveraging the global strength and investment expertise of the Company and working closely with specially appointed investment experts, the wealth and asset management operations also provide a diverse suite of funds to investors with various risk appetites, geographical, sector and asset class preferences.

The Company continues to focus on growing its wealth and asset management business by maintaining and strengthening existing distribution relationships through banks, brokers and our agency force and capitalizing on new distribution opportunities as they arise.

Japan

The Japanese market, characterized by an aging population, is a mature insurance market with a number of large international and domestic competitors. In Japan, the Company particularly focuses on meeting the needs of pre-retirees and retirees through advice-based, holistic planning across savings, investment and insurance. Product offerings are marketed through over 2,300 proprietary sales agents and over 1,000 independent agencies or managing general agents (“MGA”) and bank partners. The Company uses technology to simplify the sales process and introduce innovative customer-focused solutions.

Insurance and Other Wealth

The Company continues to invest in the corporate and retail insurance business through a multi-channel distribution strategy. Corporate products are mainly sold through MGAs. A portfolio of retail product solutions is offered to meet various needs of customers across all of the Company’s distribution channels. The introduction of an innovative self-disclosure underwriting solution has made the application process easier for customers and distributors.

The Company also continues to expand and enhance the other wealth product solutions by offering a variety of highly-regarded foreign currency denominated single and regular premium products. Distribution partners include many of the largest national (mega banks) and regional banks, securities firms as well as proprietary sales agents and MGAs.

Wealth and Asset Management

Our wealth and asset management operations consist of asset management and mutual fund distribution. Leveraging the access to Manulife’s global asset management expertise, our asset management business has accumulated third party assets by offering competitive fixed income portfolios for institutional investors and the mutual fund business continues to expand its product offerings and distribution partners.

Other Markets

In Indonesia, the Philippines, Singapore, Taiwan, mainland China, Vietnam, Malaysia, Cambodia and Thailand (collectively, “Asia Other Territories”), the Company distributes a broad range of insurance and wealth accumulation and wealth and asset management products through a multi-channel distribution network. Products are marketed through approximately 60,000 exclusive agents, bank channels, including six exclusive partnerships, brokerage, independent financial advisors and telemarketing. In Singapore, we launched Manulife Financial Advisers in 2015, which provides a wide range of offerings for customers’ life insurance, savings and retirement needs on behalf of Manulife as well as other trusted providers.

In Asia Other Territories, the Company continues to invest in its professional agency force. We are also focused on diversifying our distribution channels, strengthening bank partner relationships, improving our product competitiveness, broadening product offerings and developing our wealth and asset management businesses in order to provide solutions to address our customers’ needs.

Insurance and Other Wealth

The Company offers a range of individual life and health insurance protection products. Sharia insurance products are offered in Indonesia to cater to the needs of the Muslim population. Group life and health insurance are also sold in Indonesia, the Philippines and mainland China.

Other Wealth includes single premium unit linked and individual annuity products with insurance protection to cater to the growing wealth accumulation needs of our customers in Indonesia, the Philippines, Singapore, Malaysia, and Thailand.

Insurance and other wealth products are marketed in Asia Other Territories through our multi-channel distribution network.

Wealth and Asset Management

The Company offers group retirement and savings products in Indonesia and mainland China and commenced the private retirement scheme business in Malaysia in 2012. Leveraging access to Manulife’s global asset management expertise, mutual funds are also offered in Indonesia, Taiwan, Singapore, Malaysia, Vietnam, Thailand and mainland China. The mutual funds offered include a mix of investment strategies such as money market, equity, fixed income, Sharia and balanced funds in order to meet customers’ risk appetite and wealth management needs. These products are marketed in Asia Other Territories through our multi-channel distribution network.

Competition

The life insurance industry in Asia remains competitive. Most Asian territories have concentrated markets with the top three players having over 40% market share of total premium income. As one of the few foreign insurance companies with a broad Asian footprint and scale in both the developed insurance markets and developing insurance markets, management believes that the Company is well positioned to benefit from the potential in the region. The Company’s competitive advantages include: strong focus on customer experience, distinctive wealth and asset management capabilities enabling us to offer integrated solutions, large and growing proprietary agency force, growing distribution relationships with leading banks, and strong focus on digital customer engagement.

CANADIAN DIVISION

Serving one in three adult Canadians, we are a leading financial services organization in Canada. We offer a diverse range of protection, estate planning, investment and banking solutions through a diversified multi-channel distribution network, meeting the needs of a broad marketplace, supported by a team of more than 10,000 employees.

In our Insurance business, we offer broad-based insurance solutions to middle- and upper-income individuals, families, and business owners through a combination of competitive products, professional advice and quality customer service. Products include universal life, term life, whole life and living benefits products. We also provide group life, health and disability insurance solutions to Canadian employers; more than 21,000 Canadian businesses and organizations entrust their employee benefit programs to Manulife’s Group Benefits. Life, health and specialty products, such as travel insurance, are also offered through alternative distribution channels, including sponsor groups and associations, as well as direct-to-customer marketing.

Our Wealth business offers a range of investment products and services to customers that span the investor spectrum, from those just starting to build their financial portfolio to individuals and families with complex retirement and estate planning needs. We provide personalized investment management, private banking and estate solutions to affluent clients. Manulife Bank offers flexible debt and cash flow management solutions as part of a customer’s financial plan. We also provide Group Retirement solutions to Canadian employers, through defined contribution plans, deferred profit sharing plans, non-registered savings plans and employee share ownership plans.

Insurance

•	Retail Insurance

Retail Insurance offers broad-based insurance solutions to middle- and upper-income individuals, families, and business owners through a combination of competitive products, professional advice and quality customer service. We service more than 1.5 million in-force policies with a commitment of approximately $450 billion in death benefits. Products include universal life, term life, whole life and living benefits products.

Retail Insurance products are distributed primarily through independent advisors who sell our products, as well as those of other life insurance companies. A network of regional offices provides product, marketing and sales support, tax and estate planning expertise and financial planning tools to support independent advisors across Canada.

•	Group Benefits

Group Benefits offers a range of group life and health insurance products and services to more than 21,000 Canadian businesses and organizations of all sizes. Group Benefits helps protect the health and well-being of almost six million Canadians, offering traditional and flexible benefit programs that include features such as short-term and long-term disability protection, absence management solutions, critical illness, dental coverage, supplementary health and hospital coverage, drug plan coverage and accidental death and dismemberment protection.

Group Benefits is focused on four market segments: large, medium, small and trusteed plans. Group Benefits products are distributed through a number of distribution channels, including a national network of regional offices that serves major centres across Canada providing local services to clients and distribution partners. Effective client relationship management is key to building customer satisfaction and loyalty, and the Group Benefits distribution model is aligned to meet this objective. Account executives work with a network of consultants, brokers and advisors who have been contracted by client companies to analyze and recommend an appropriate benefits solution and provider. Client managers, supported by service representatives in each regional office, facilitate the implementation of new business and are responsible for ongoing relationship management.

Group Benefits focuses on delivering benefit solutions to meet the needs of its customers. For many employers, this means balancing the objective of providing their employees with highly valued benefits plans with the cost of those benefits. This is achieved by providing flexible, customized solutions that address employer concerns while improving the health and productivity of employees.

•	Affinity Markets

The Company is a leading provider of life, living benefits, health and travel insurance to affinity organizations in Canada, including professional, alumni and retiree associations and financial and retail institutions. Its products are also marketed directly to consumers, as well as through advisors and other intermediaries, such as travel agents and mortgage brokers. Affinity Markets insured approximately three million customers as at December 31, 2016. Sales and marketing approaches include direct mail, television advertising, response advertising and the internet.

Affinity Markets includes the International Group Program (“IGP”) which provides international group employee benefits management for multinational corporations. IGP reinsures a portion of the group insurance contracts issued to subsidiaries and affiliates of multinational organizations through its global network of life insurance companies, called “Network Partners” and pools the profit and loss experience of these contracts. IGP has a leading position in the North American market and is seeking to grow in Europe and Asia.

Insurance Industry Competition

The Canadian life and health insurance industry is led by larger insurance companies. Smaller competitors and niche players keep pressure on prices in the more commodity-like products as they attempt to gain market share.

Retail Insurance’s primary competitors include major Canadian insurance companies and branches of other companies outside of Canada, with growing competition from banks. In the group benefits marketplace, the major competitors are large insurance companies. Regional carriers are also extremely competitive in some parts of the country, and small carriers that specialize in a particular niche product or segments, as well as third-party administrators, have increased their presence in the marketplace. Affinity Market’s competition is mainly from large Canadian insurance companies as well as specialty insurers who offer expertise in various product lines.

Wealth and Asset Management

•	Mutual Funds

Mutual funds offered under the Manulife Investments brand are targeted to middle- and upper-income investors both in the pre-retirement and retirement years.

Mutual funds are sold through advisors regulated by the Mutual Fund Dealers Association (“MFDA”) or the Investment Industry Regulatory Organization of Canada (“IIROC”). As of December 31, 2016, the Company had relationships with approximately 4,300 independent advisors, as well as approximately 27,700 general agency brokers and more than 43,400 full service brokers with investment dealer firms.

Manulife Investments’ objective is to continue to grow our retail and institutional mutual fund business through diversified fund selection and strong fund performance, and by expanding our distribution partnerships.

•	Group Retirement

Group Retirement offers a breadth of flexible retirement savings solutions for more than 9,000 Canadian employers, including a well-diversified choice of investment managers and funds that includes multi-manager mandates; an array of reports and automated tools targeted at helping plan sponsors manage their programs easily while fulfilling governance requirements; and robust education, information and reporting tools for individual members.

The products offered include defined contribution pension plans, deferred profit sharing plans, non-registered savings plans, investment-only services for defined benefit plans, and employee share ownership plans. Product classification as Wealth and Asset Management compared with Other Wealth is primarily dependent on the underlying investments in the plans. If the investments are in guaranteed interest accounts, they are classified as Other Wealth while all other investments are classified as Wealth and Asset Management.

Group Retirement works with a network of market sources, typically brokers and consultants, to meet the needs of clients across the marketplace. Brokers concentrate on small and mid-sized enterprises, but occasionally represent larger customers, while consultants almost exclusively focus on large and jumbo-sized client companies. For brokers, the combination of a diverse fund line-up, internet presence and strong governance support makes Group Retirement a competitive presence in a growing market. Consultants have access to flexible plan design supported by a growing number of automated services and a proven implementation approach with custom education programs.

Group Retirement is focused on the development and enhancement of solutions to support the accumulation of retirement assets and uses of those assets to provide income in retirement.

•	Advisory Services

Advisory Services supports the Canadian Division through approximately 3,000 independent advisors located across Canada, who provide counsel for over $40 billion of clients’ wealth assets and $100 billion in face value of insurance policies. Approximately 1,750 independent insurance advisors have direct contracts with Manufacturers Life for sales of insurance policies and 1,275 independent advisors are licensed through Manulife Securities, regulated by either the MFDA or IIROC.

Manulife Private Wealth (“MPW”) provides affluent clients with an integrated approach to wealth management through branch locations in Toronto, Vancouver and, most recently, Hong Kong to serve high net worth investors in the process of emigrating to Canada. MPW provides high net wealth clients with a high level of personalized service from investment counselors and private bankers, leveraging the investment experience of Manulife Asset Management, banking products and services of Manulife Bank, products and services from Manulife Capital Markets, as well as strategies from Manulife’s Tax and Estate Group.

Other Wealth, including Banking

•	Retail Segregated Funds and Fixed Products

Other wealth savings and retirement solutions offered under the Manulife Investments brand include segregated fund products, fixed annuities, GICs and structured products. The target market for Manulife Investments is middle- and upper-income individuals in the pre-retirement and retirement years.

The Company’s segregated fund product offerings allow investors to build customized portfolios to meet financial goals through a series of flexible options for income, estate planning and investment needs with an investment line-up that includes 243 funds. Fixed rate products such as annuities and GICs are designed to provide individuals with a regular retirement income stream from funds deposited to their accounts.

Annuity products and GICs are distributed through independent advisors, advisors in general agencies and licensed representatives in full service brokerage firms. Mutual funds are sold through advisors regulated by the MFDA or IIROC. Structured products are sold by full service brokers who are regulated by IIROC.

•	Group Retirement Fixed Products

As noted above, investments in guaranteed interest accounts within Group Retirement are classified as Other Wealth.

•	Banking

Manulife Bank is a leader in banking solutions offered primarily through financial advisors, including savings and chequing accounts, GICs, lines of credit, investment loans, mortgages and other specialized lending programs. Its flagship product, Manulife One, enables customers to consolidate their personal finances into a single all-in-one financial account. This account combines savings and chequing with a traditional mortgage and home equity line of credit, offering customers the potential to pay down their debts more quickly and generate additional cash flow. The Bank’s distribution network was recently restructured and consists of a team of highly trained District Vice Presidents, Business Development Consultants, Retail Lending Specialists, Business Banking Specialists, and an Inside Sales Team, who support advisors in providing customers with access to solutions-based banking products as part of a comprehensive financial planning strategy. At December 31, 2016, Manulife Bank had $22.4 billion in total assets and was Canada’s ninth5 largest domestic bank.

Wealth Management Market Competition

The wealth management market in Canada continues to be led by larger companies, with more than 60% of the mutual fund market controlled by the top ten companies based upon assets under management as of December 31, 2016; Manulife Investments ranked eighth according to this measure6.

Key competitors for wealth management products and services (including Manulife Bank) are the other Canadian insurance companies, as well as mutual fund companies and banks.

U.S. DIVISION

Operating under the John Hancock brand in the U.S., our product suite includes wealth management and insurance products and is distributed primarily through affiliated and non-affiliated licensed financial advisors. We have a team of approximately 6,700 employees and our affiliated broker/dealer, Signator Investors, Inc., is comprised of a national network of independent firms with close to 2,200 registered representatives.

John Hancock Wealth Management offers a broad range of products and services focused on individuals and business markets, as well as institutional oriented products. John Hancock Investments (“JH Investments”) offers a variety of mutual funds, UCITS, exchange traded funds (“ETF”), and 529 College Savings plans. John Hancock Retirement Plan Services (“JH RPS”) provides employer sponsored retirement plans for companies ranging from start-ups to some of the largest corporations in America as well as servicing personal retirement accounts for former client employees. We also manage an in-force block of fixed deferred, variable deferred and payout annuity products.

John Hancock Insurance (“JH Insurance”) offers a broad portfolio of insurance products, including universal, variable, whole, and term life insurance designed to provide estate, business, income protection and retirement solutions for high net worth and emerging affluent markets. We also manage an in-force block of long-term care insurance which is designed to cover the cost of long-term services and support, including personal and custodial care in a variety of settings such as the home, a community organization, or other facility in the event of an illness, accident, or through the normal effects of aging. Effective December 2, 2016, JH Long-Term Care (“JH LTC”) discontinued new sales of our stand-alone retail individual long-term care product.

JH Insurance

JH Insurance provides life insurance products and services to select markets through a multi-channel distribution network, including Signator and direct-to-customer. These products are designed to provide insurance protection for individuals, estates, and businesses, as well as care advisory and retirement solutions and services.

JH Insurance provides a broad range of protection and accumulation oriented life insurance products to individuals to meet their protection, estate, business planning and other financial needs. The business has capacity to place large individual insurance policies due to large retention limits of US$30 million for single lives and US$35 million on survivorship cases. We are creating a more modern buying experience supported by the use of technology. Some of the initiatives that are allowing us to deliver upon this objective, include:

[5]	Based on information available through OSFI for assets as at December 31, 2016.
[6]	Source: Reporting from the Investment Funds Institute of Canada as of December 31, 2016.

•	Our innovative wellness program partnership with The Vitality Group, Inc., the global leader in integrating wellness benefits with life insurance products. These products offer customers savings on premiums and the potential to earn valuable rewards and discounts by engaging in a healthy lifestyle.

•	The launch of a direct-to-consumer distribution capability, including a tele-sales and service operation.

•	Significant investments in streamlining our customer intake and underwriting processes, in order to reduce the time between the submission of policy applications and policy issuance.

JH Insurance offers term insurance, single and survivorship universal life, variable universal life insurance products and specialized COLI products. The rate of investment return on universal life insurance policies may change from time to time due to factors such as the investment performance of the universal life asset portfolio, but is subject to minimum guaranteed rates. Variable universal life insurance products offer clients an opportunity to participate in the equity market by investing in segregated funds.

JH Insurance has transitioned its product portfolio in recent years in response to the persistent low interest rate environment. The business has introduced new universal life products that are intended to perform well for customers in the current markets and have an improved risk profile for the Company. The products are positioned to highlight the value of flexibility and liquidity through policy cash values as well as the potential for improved performance if investment returns increase over time. In addition, our indexed universal life portfolio of products offer customers capital market upside potential through positive S&P 500 index returns while providing a minimum policy crediting rate of zero on an annual basis. The Company’s policy is to fully hedge the risk related to the S&P 500 return. The sales of universal life products with lifetime low cost guarantees have been de-emphasized through pricing actions and represented approximately 1% of total U.S. life insurance sales in 2016.

JH LTC

JH LTC provides insurance to individuals and groups to cover the costs of long-term care services including nursing homes, assisted living care facilities, adult day care and at-home care when an insured is no longer able to perform the ordinary activities of daily living or is cognitively impaired. The business also administers long-term care benefits for employees of the United States federal government.

Effective December 2, 2016, we discontinued new sales of our stand-alone retail individual long-term care product. We are committed to servicing our existing customers and honouring our obligations to over 1.2 million long-term care policyholders. We intend to continue to offer long-term care coverage as an accelerated benefit rider to JH Insurance products. In addition, some of our existing policies are entitled to optional inflation buy-ups.

This decision will have no impact on the Federal Long Term Care program, as that program is managed separately from our individual long-term care business.

John Hancock Wealth Management

John Hancock Wealth Management provides a variety of investment and retirement savings solutions and services to select individual and business markets. John Hancock Wealth Management is focused on growth of its higher return fee-based asset management businesses. We will seek to accomplish this by capitalizing on our strong brand name, innovative and broad product offerings, expanding distribution opportunities and superior customer service, while maintaining strong financial discipline and risk management in the products we offer.

JH RPS

JH RPS offers retirement plan record keeping, investment administration, communication and consulting services to individuals, businesses and unions of all sizes. With its full suite of products, JH RPS can provide small plans with high levels of service using a 401(k) group annuity product “JH Signature” in partnership with third party administrators. Larger companies and unions use “JH Enterprise” and “JH Total Retirement Services” products which offer full support for the more complex retirement structures typical of larger organizations, including defined benefit and non-qualified deferred compensation arrangements. JH RPS is expanding its ability to offer personalized retirement investment advice to plan participants through the use of digital capabilities.

JH RPS’s products are marketed by sales account executives primarily to third party advisors and consultants, including those who specialize in retirement plans. JH RPS provides support to third party administrators in the form of direct data links, training, marketing, educational programs and access to e-commerce functionality. JH RPS has also established advisory councils of third party administrators, plan sponsors and advisors that provide feedback on product development and marketing strategies. As part of its commitment to the growing broker-dealer and financial planner channels, JH RPS offers on-line marketing, educational and client/broker-dealer administrative support through its broker website.

JH Investments

JH Investments combines diverse investment capabilities and risk-adjusted performance with a unique manager-of-manager approach. Today, JH Investments’ network of specialists includes 74 teams at 28 firms. They provide a wide range of products to help serve the needs of investors, including traditional and alternative mutual funds, ETFs, UCITS for non-U.S. investors, closed-end funds, managed accounts, target-date retirement portfolios, Environmental, Social, and Governance funds, and 529 College Savings plans. JH Investments distributes its products primarily through financial intermediaries and advice-driven platforms.

JH Annuities

JH Annuities administers an in-force block of fixed and variable annuity business consisting of approximately US$66 billion of AUMA and over 860,000 contracts and participants. Sales were discontinued in March, 2013.

Competition

Competition in the U.S. varies across product lines, but is primarily with other large insurance and wealth management firms that distribute comparable products through similar channels. With our recent entry into the direct-to-customer insurance channel and our ongoing development of a customer-facing advice platform, competition has expanded to include traditional advice providers and emerging digital advice platforms. Competitive advantage is based on the ability to develop flexible product features to meet individual customer needs, and to develop and service a variety of distribution channels. Our competitive position is enhanced by our scale and leadership in the markets we operate in, as well as the strength of the John Hancock brand.

CORPORATE AND OTHER

Corporate and Other is comprised of investment performance on assets backing capital, net of amounts allocated to operating divisions, financing costs, Investment Division’s external asset management business (Manulife Asset Management), our Property and Casualty (“P&C”) Reinsurance business; and run-off reinsurance business lines including variable annuities and accident and health.

INVESTMENT DIVISION

Manulife’s Investment Division manages the Company’s general fund assets and, through Manulife Asset Management (“MAM”), provides comprehensive asset management and asset allocation solutions to institutional clients and investment funds, and investment management services to retail clients through Manulife and John Hancock product offerings.

We have expertise managing a broad range of investments including public and private bonds, public and private equities, commercial mortgages, real estate, power and infrastructure, timberland, farmland, and oil and gas. With a team of more than 3,400 employees, the Investment Division has a physical presence in key markets, including the United States, Canada, the United Kingdom, Hong Kong, Japan, and Singapore. In addition, MAM has a joint venture asset management business in mainland China, Manulife TEDA Fund Management Company Ltd.

General Fund

Our investment philosophy for the General Fund is to invest in an asset mix that optimizes our risk-adjusted returns and matches the characteristics of our underlying liabilities. We follow a bottom-up approach which combines our strong asset management skills with an in-depth understanding of the characteristics of each investment. We invest in a diversified mix of assets, including a variety of alternative long-duration assets. Our diversification strategy has historically produced superior risk adjusted returns while reducing overall risk. We use a disciplined strategy across all asset classes and we do not chase yield in the riskier end of the fixed income market. This strategy has resulted in a well-diversified, high quality investment portfolio, which has historically delivered strong investment-related experience through-the-cycle.

Further information on the invested assets and the Risk Management and Asset Liability Management Strategies can be found in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2016.

Manulife Asset Management

MAM provides comprehensive asset management solutions to institutional clients (such as pension plans, foundations, endowments and financial institutions) and investment funds, and investment management services to retail clients through Manulife and John Hancock product offerings.

Competition

Our competitors are made up of a disparate group of global institutional asset management companies, each of whom competes with us in distinct asset classes. MAM’s key competitive differentiators include offering private and public multi-assets to holistically address client needs, providing alpha-focused active management in a boutique environment, and leveraging best-in-class global capabilities and expertise.

Further information on the assets managed by MAM and its strategy can be found in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2016.

PUBLIC ACCOUNTABILITY STATEMENT

We report on the economic, environmental and social dimensions of our products and services, operations and community activities annually in Manulife’s Public Accountability Statement. The report details our commitment to social responsibility, environmental sustainability, excellence in business conduct and corporate governance. This document can be found in the Corporate Citizenship section of the Company’s website at www.manulife.com/pas.

RISK FACTORS

Manulife is a leading international financial services group offering insurance, wealth and asset management products and other financial services. These businesses subject the Company to a broad range of risks. Our goal is to strategically optimize risk taking and risk management to support long-term revenue, earnings and capital growth. We seek to achieve this by capitalizing on business opportunities and strategies with appropriate risk/return profiles; establishing sufficient management expertise to effectively execute strategies, and to identify, understand and manage underlying inherent risks; pursuing strategies and activities aligned with the Company’s corporate and ethical standards and operational capabilities; pursuing opportunities and risks that enhance diversification; and making risk taking decisions with analyses of inherent risks, risk controls and mitigations, and risk/return trade-off.

An explanation of the broad categories of risks facing the Company and Manulife’s risk management strategies for each category as well as a discussion of the specific risks and uncertainties to which our business operations and financial condition are subject can be found in the sections entitled “Risk Management” and “Risk Factors”, respectively, in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2016.

As noted under “Caution Regarding Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Strategic risk, market risk, liquidity risk, credit risk, insurance risk and operational risk are the major categories of risk described in the sections of MFC’s Management’s Discussion and Analysis referred to above. These risk factors should be considered in conjunction with the other information in this AIF and the documents incorporated by reference herein.

GOVERNMENT REGULATION

As an insurance company, Manulife is subject to regulation and supervision by governmental authorities in the jurisdictions in which it does business. In Canada, the Company is subject to both federal and provincial regulation.

In the United States, the Company is primarily regulated by each of the states in which it conducts business and by federal securities laws. The Company’s Asia operations are similarly subject to a variety of regulatory and supervisory regimes in each of the Asian jurisdictions in which the Company operates, which vary in degree of regulation and supervision.

CANADA

Manulife is governed by the ICA. The ICA is administered, and activities of the Company are supervised, by OSFI. The ICA permits insurance companies to offer, directly or through subsidiaries or through networking arrangements, a broad range of financial services, including banking, investment counseling and portfolio management, mutual funds, trust services, real property brokerage and appraisal, information processing and merchant banking services.

The ICA requires the filing of annual and other reports on the financial condition of the Company, provides for periodic examinations of the Company’s affairs, imposes restrictions on transactions with related parties, and sets forth requirements governing reserves for actuarial liabilities and the safekeeping of assets and other matters. OSFI supervises Manulife on a consolidated basis (including capital adequacy) to ensure that OSFI has an overview of the group’s activities. This includes the ability to review both insurance and non-insurance activities conducted by subsidiaries of Manulife with supervisory power to bring about corrective action.

Capital Requirements

The ICA requires Canadian insurance companies to maintain adequate levels of capital, at all times.

Capital requirements for MFC and Manufacturers Life are governed by the MCCSR, with MCCSR ratios prepared on a consolidated basis. The MCCSR ratio compares Available Capital to Required Capital. Available Capital includes instruments such as common equity, qualifying preferred shares, qualifying innovative tier 1 instruments, the participating account, hybrid capital instruments and subordinated debt. Certain deductions are made from Available Capital including deductions for goodwill, controlling interests in non-life financial corporations and non-controlled substantial investments. Required Capital is determined by applying factors to specified risks or using models to determine capital requirements for a given risk. Capital is held for asset default risks, mortality/morbidity/lapse risks, changes in the interest rate risk environment, segregated funds risk, off balance sheet activities and foreign exchange risk.

The minimum regulatory MCCSR ratio for MFC and Manufacturers Life is 120%; in addition, Manufacturers Life is subject to a supervisory target ratio of 150%. OSFI may require that a higher amount of capital be available, taking into account such factors as operating experience and diversification of asset or insurance portfolios. OSFI expects each insurance company to establish a target capital level that provides a cushion above minimum requirements.    This cushion allows for coping with volatility in markets and economic conditions, and enhances flexibility in capital management to consider aspects such as innovations in the industry, consolidation trends and international developments. MFC endeavours to manage its affairs so that Manufacturers Life has an MCCSR ratio that is above the supervisory target. MFC also seeks to ensure that there are sufficient margins for equity market and interest rate declines and takes into account other factors that could adversely impact the capital position in the foreseeable future. At December 31, 2016, the MCCSR ratios for MFC and Manufacturers Life were 199% and 230%, respectively.

OSFI may intervene and assume control of a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI as experience develops, the risk profile of Canadian life insurers changes, or to reflect other risks.

OSFI will be implementing a revised approach to the regulatory capital framework in Canada to come into effect in 2018. In September 2016, OSFI released the final Life Insurance Capital Adequacy Test (“LICAT”) guideline that will replace the MCCSR framework in 2018. See the section entitled “Risk Management – Regulatory Updates” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2016 for further information about LICAT.

See the section entitled “Risk Factors - Our insurance businesses are heavily regulated, and changes in regulation may reduce our profitability and limit our growth” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2016 for information about regulatory initiatives and other developments which could impact MFC’s capital position.

Regulated subsidiaries of MFC must maintain minimum levels of capital, which are based on the local capital regime and the statutory accounting basis in each jurisdiction. The Company maintains capital in excess of the minimum required, in all foreign jurisdictions in which the Company does business.

Investment Powers

Under the ICA, Manulife must maintain a prudent portfolio of investments and loans, subject to certain overall limitations on the amount it may invest in certain classes of investments, such as commercial loans. Additional restrictions (and in some cases, the need for regulatory approvals) limit the type of investment that the Company can make in excess of 10% of the voting rights or 25% of the equity of any entity.

Restrictions on Shareholder Dividends and Capital Transactions

The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing an insurance company does not have adequate capital and adequate and appropriate forms of liquidity, or declaration or the payment of the dividend would cause the insurance company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 15 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have adequate capital and adequate and appropriate forms of liquidity, or the purchase or the payment would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. These latter transactions would require the prior approval of the Superintendent. There is currently no direction against MFC or Manufacturers Life paying a dividend or redeeming or purchasing their shares for cancellation.

Appointed Actuary

In accordance with the ICA, the Board of Directors of the Company has appointed the Appointed Actuary who must be a Fellow of the Canadian Institute of Actuaries. The Appointed Actuary is required to value the policy liabilities of Manulife as at the end of each financial year in accordance with accepted actuarial practices with such changes as may be determined by the Superintendent and any direction that may be made by the Superintendent, including selection of appropriate assumptions and methods. The Appointed Actuary must make a report in the prescribed form on the valuation including providing an opinion as to whether the consolidated financial statements fairly present the results of the valuation. At least once in each financial year, the Appointed Actuary must meet with the Board of Directors, or the Audit Committee, to report, in accordance with accepted actuarial practice and any direction that may be made by the Superintendent, on the current and expected future financial condition of the Company. The Appointed Actuary is also required to report to the President and Chief Executive Officer and the Chief Financial Officer of the Company if the Appointed Actuary identifies any matters that, in the Appointed Actuary’s opinion, have material adverse effects on the financial condition of the Company and require rectification.

Prescribed Supervisory Information

The Supervisory Information (Insurance Companies) Regulations made under the ICA (the “Supervisory Information Regulations”) prohibit the Company from disclosing, directly or indirectly, any “prescribed supervisory information” relating to it or its affiliates, with certain limited exceptions. The Supervisory Information Regulations define “prescribed supervisory information” broadly in terms of assessments, recommendations, ratings and reports concerning the Company that are made by or at the request of the Superintendent and certain regulatory actions taken with respect to the Company, including: (i) any rating assigned to assess the financial condition of the Company or similar ratings; (ii) any report prepared by or at the request of the Superintendent or any recommendation made by the Superintendent as a result of an examination or other supervisory review of the Company; (iii) any categorization of the Company as being at a stage of intervention during which the Superintendent may exercise additional supervisory powers over the Company that vary with the stage (from stage 0 - no significant problem/normal activities to stage 4 - non-viability/insolvency imminent); (iv) any order of the Superintendent that the Company increase its capital or provide additional liquidity; (v) any prudential agreement to implement any measure designed to maintain or improve the Company’s safety or soundness entered into between the Superintendent and the Company; and (vi) any direction of the Superintendent that the Company cease or refrain from committing, or remedy, unsafe or unsound practices in conducting its business.

The Supervisory Information Regulations permit the Company to disclose, to the public or otherwise, an order, prudential agreement or direction described in (iv), (v) and (vi) above if the Company considers it to contain a material fact or material change that is required to be disclosed under applicable securities law. The Supervisory Information Regulations also permit the Company to disclose prescribed supervisory information to underwriters in a public or private offering of securities if the Company ensures that the information remains confidential. The Supervisory Information Regulations do not prohibit or restrict the Company from disclosing, publicly or otherwise, any facts relating to the business, operations or capital of the Company, provided that the Company does not indirectly disclose any prescribed supervisory information.

Provincial Insurance Regulation

The Company is also subject to provincial regulation and supervision in each province and territory of Canada in which it carries on business. Provincial insurance regulation is concerned primarily with the form of insurance contracts and the sale and marketing of insurance and annuity products, including the licensing and supervision of insurance producers. Individual variable insurance contracts and the underlying segregated funds to which they relate are also subject to guidelines established by the Canadian Council of Insurance Regulators (together with the Canadian Life and Health Insurance Association Inc.) which guidelines have regulatory standing in Ontario, are consistent with guidelines in Quebec adopted under the authority of Quebec insurance legislation, and are generally followed by the regulators of all other provinces. These guidelines govern a number of matters relating to the sale of these products and the administration of the underlying segregated funds. Manufacturers Life is licensed to transact business in all provinces and territories of Canada.

Provincial/Territorial Securities Laws

The Company’s Canadian mutual fund and asset management businesses are subject to Canadian provincial and territorial securities laws. Manulife Asset Management Limited (“MAML”) is registered as a portfolio manager with the securities commissions in all Canadian provinces and territories, as an investment fund manager in the provinces of Ontario, Newfoundland and Labrador and Quebec, as a commodity trading manager in Ontario, and as a derivatives portfolio manager in Quebec. Manulife Asset Management Investments Inc. (“MAMII”) is registered as an exempt market dealer with the securities commissions in all Canadian provinces and territories. MAML and MAMII are subject to regulation by the applicable provincial securities regulators. Manulife Securities Investment Services Inc. (“MSISI”) is registered under provincial and territorial securities laws to sell mutual funds across Canada and is subject to regulation by the applicable provincial and territorial securities regulators as well as the MFDA, a self-regulatory organization. MSISI is also registered as an exempt market dealer in all Canadian provinces and territories. Manulife Securities Incorporated (“MSI”) is registered under provincial and territorial securities laws to sell investments across Canada and is subject to regulation by the provincial and territorial securities regulators as well as IIROC, a self-regulatory organization. MSI is also registered as a derivatives dealer in Quebec.

Consumer Protection for Financial Institution Failure

Assuris was created by the life and health insurance industry in Canada in 1990 to provide Canadian policyholders with protection in the event of the insolvency of their insurance company. Assuris is funded by its member insurance companies, including Manufacturers Life and Manulife Assurance Company of Canada. Member companies of Assuris are assessed to build and maintain a liquidity fund at a minimum level of $100 million. Members are then primarily subject to assessment on an “as needed” basis. Assessments are calculated based on each member’s MCCSR, subject to adjustments where the member operates in foreign jurisdictions.

The Canadian Investor Protection Fund (“CIPF”) has been created to provide clients with protection, within defined limits, in the event of the insolvency of their investment dealer. The CIPF is funded by its member investment dealers, including MSI.

The MFDA Investor Protection Corporation (“IPC”) has been created to provide clients with protection, within defined limits, in the event of the insolvency of their mutual fund dealer. The IPC is funded by its member mutual fund dealers, including MSISI.

The Canada Deposit Insurance Corporation (“CDIC”) is a federal crown corporation created by parliament in 1967 to protect deposits made with member financial institutions in case of their failure. CDIC member institutions, including Manulife Bank and its subsidiary Manulife Trust, fund deposit insurance through premiums paid on the insured deposits that they hold.

UNITED STATES

General Regulation at the State Level

The various states in the United States have laws regulating transactions between insurers and other members of insurance holding company systems. Transactions between the Company’s U.S. insurers and their affiliates are subject to regulation by the states in which such insurance subsidiaries are domiciled and for certain limited matters, states in which they transact business. Most states have enacted legislation that requires each insurance holding company and each insurance subsidiary in an insurance holding company system to register with, and be subject to regulation by, the insurance regulatory authority of the insurance subsidiary’s state of domicile. The Company’s principal U.S. life insurance subsidiaries are John Hancock USA, John Hancock Life Insurance Company of New York (“JHNY”) and John Hancock Life & Health Insurance Company (“JHLH”). They are domiciled in Michigan, New York and Massachusetts, respectively. Under such laws, the insurance subsidiaries are required to annually furnish financial and related information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of insurers within the system. These reports are also filed with other insurance departments on request. In addition, such laws provide that all transactions within an insurance holding company system must be fair and equitable, and following any such transactions, each insurer’s policyholder surplus must be both reasonable in relation to its outstanding liabilities and adequate for its needs.

The laws of the various states also establish regulatory agencies with broad administrative powers, such as the power to approve policy forms, grant and revoke licenses to transact business, regulate trade practices, license agents, require financial statements and prescribe the type and amount of investment permitted. State insurance regulatory authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to an insurer’s compliance with applicable insurance laws and regulations.

Insurance companies are required to file detailed annual statements with state insurance regulators in each of the states in which they do business and their business and accounts are subject to examination by such regulators at any time. Quarterly statements must also be filed with the state insurance regulator in the insurer’s state of domicile and with the insurance departments of many of the states in which the insurer does business. Insurance regulators may periodically examine an insurer’s financial condition, adherence to statutory accounting practices and compliance with insurance department rules and regulations.

State insurance departments, as part of their routine oversight process, conduct detailed examinations of the books, records and accounts of insurance companies domiciled in their states. These examinations are generally conducted in accordance with the examining state’s laws and the guidelines promulgated by the NAIC. Each of the Company’s principal U.S. domiciled insurance subsidiaries is subject to periodic examinations by its respective domiciliary state insurance regulators. The latest published examination reports issued by each such insurance department did not raise any material issues or adjustments.

In addition, state regulatory authorities, industry groups and rating agencies have developed several initiatives regarding market conduct. For example, the NAIC has adopted the NAIC Life Insurance Illustrations Model Regulation, which applies to group and individual life insurance policies and certificates (other than variable policies and certificates), and the Market Conduct Handbook. More than 35 states have adopted all or major segments of the model. However, the Market Conduct Handbook can be used by all state regulators in conducting market conduct examinations.

Investment Powers

The Company’s U.S. insurance subsidiaries are subject to laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories such as below investment grade bonds and real estate. Failure to comply with these laws and regulations may cause investments exceeding regulatory limitations to be treated as non-admitted assets for the purposes of measuring statutory surplus and in some circumstances would require divestiture of the non-qualifying assets.

Minimum Statutory Surplus and Capital

U.S. domiciled life insurance subsidiaries of the Company are required to have minimum statutory surplus and capital of various amounts, depending on the state in which they are licensed and the types of business they transact.

NAIC IRIS Ratios

The NAIC uses a set of financial relationships or “tests,” known as the Insurance Regulatory Information System (“IRIS”), which are designed for the early identification of insurance companies which might warrant special attention by insurance regulatory authorities. Insurance companies submit data annually to the NAIC, which in turn analyzes the data utilizing 12 ratios, each with defined “usual ranges.” Having ratios that fall outside the usual range does not necessarily indicate that a company experienced unfavourable results. An insurance company may fall out of the usual range for one or more ratios because of transactions that are favourable (such as large increases in surplus) or are immaterial or eliminated at the consolidated level. Each company’s ratios are reviewed annually and are assigned a ranking by a team of examiners and financial analysts at the NAIC for the purpose of identifying companies that require immediate regulatory attention. The rankings are not reported to the companies and are only available to regulators.

Risk-Based Capital Requirements

In order to enhance the regulation of insurer solvency, state regulators have adopted the NAIC model law implementing RBC requirements for life insurance companies. The requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The model law measures four major areas of risk facing life insurers: (i) the risk of loss from asset defaults and asset fluctuation; (ii) the risk of loss from adverse mortality and morbidity experience; (iii) the risk of loss from mismatching of asset and liability cash flows due to changing interest rates; and (iv) general business risk. Insurers having less statutory surplus than required by the RBC model formula are subject to varying degrees of regulatory action depending on the level of capital inadequacy. Based on the formula adopted by the NAIC, each of the Company’s U.S. insurance company subsidiaries exceeded the RBC capital requirements as at December 31, 2016.

Regulation of Shareholder Dividends and Other Payments from Insurance Subsidiaries

Manulife’s ability to meet debt service obligations and pay operating expenses and shareholder dividends depends on the receipt of sufficient funds from its operating subsidiaries. Our U.S. operating subsidiaries are indirectly owned by Manufacturers Life. The payment of dividends by John Hancock USA is subject to restrictions set forth in the insurance laws of Michigan, its domiciliary state. Similarly, the payment of dividends by JHNY and JHLH is regulated by New York and Massachusetts insurance laws, respectively. In all three states, regulatory approval is required if proposed shareholder dividend distributions exceed certain thresholds. In addition, general regulations relating to an insurer’s financial condition and solvency may also preclude or restrict the amount of dividends that may be paid by the Company’s U.S. insurance subsidiaries.

Federal Securities and Commodity Laws

Certain of the Company’s subsidiaries and certain investment funds, policies and contracts offered by them are subject to regulation under federal securities laws administered by the SEC and under certain state securities laws. Certain segregated funds of the Company’s insurance subsidiaries are registered as investment companies under the Investment Company Act of 1940, as are certain other funds managed by subsidiaries of the Company. Interests in segregated funds under certain variable annuity contracts and variable insurance policies issued by the Company’s insurance subsidiaries are also registered under the U.S. Securities Act of 1933. Each of John Hancock Distributors LLC, Signator Investors, Inc. and John Hancock Funds, LLC is registered as a broker-dealer under the U.S. Securities Exchange Act of 1934 and each is a member of, and subject to regulation by, the Financial Industry Regulatory Authority.

Each of John Hancock Advisers, LLC, Manulife Asset Management (U.S.) LLC, Hancock Natural Resource Group, Inc., Hancock Venture Partners, Inc., Hancock Capital Investment Management, LLC, Signator Investors, Inc., John Hancock Investment Management Services, LLC, Manulife Asset Management (North America) Limited and John Hancock Personal Financial Services, LLC is an investment adviser registered under the U.S. Investment Advisers Act of 1940. Certain investment companies advised or managed by these subsidiaries are registered with the SEC under the Investment Company Act of 1940 and the shares of certain of these entities are qualified for sale in certain states in the United States and the District of Columbia. All aspects of the investment advisory activities of the Company’s subsidiaries are subject to various federal and state laws and regulations in jurisdictions in which they conduct business. These laws and regulations are primarily intended to benefit investment advisory clients and investment company shareholders and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment advisor may engage, suspension or revocation of the investment advisor’s registration as an advisor, censure and fines.

The Commodity Exchange Act may regulate certain of the Company’s segregated funds and registered funds as a “commodity pool”, and certain of the Company’s registered advisers as a “commodity pool operator” or a “commodity trading advisor”.

State Guaranty Funds

All states of the United States have insurance guaranty fund laws requiring life insurance companies doing business in the state to participate in a guaranty association which, like Assuris in Canada, is organized to protect policyholders against loss of benefits in the event of an insolvency or wind-up of a member insurer. These associations levy assessments (up to prescribed limits) on the basis of the proportionate share of premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Assessments levied against the Company in each of the past five years have not been material. While the amount of any future assessments by guaranty funds cannot be predicted with certainty, the Company believes, based upon a review of the current significant insolvency proceedings of insurers located in states where the Company conducts business, that future guaranty association assessments for insurer insolvencies will not have a material adverse effect on the Company’s liquidity and capital resources.

Employee Retirement Income Security Act of 1974 (“ERISA”) Considerations

Fiduciaries of employee benefit plans that are governed by ERISA are subject to regulation by the U.S. Department of Labor. ERISA regulates the activities of a fiduciary of an employee benefit plan covered by that law, including an investment manager or advisor with respect to the plan’s assets. Certain of the Company’s subsidiaries will be expanding their ability to offer personalized retirement investment advice to ERISA plan participants and Individual Retirement Account owners through the use of digital capabilities. Such service will cause such subsidiaries to be fiduciaries under Department of Labor Regulation Section 2510.3-21 which becomes effective on April 10, 2017.

The Company’s subsidiaries also issue insurance and annuity contracts for investment of employee benefit plans and provide a variety of other services to such plans. The provision of such services may cause the Company and its subsidiaries to be a “party in interest,” as such term is defined in ERISA and the Internal Revenue Code of 1986, as amended (the “Code”), with respect to such plans. Certain transactions between parties in interest and those plans are prohibited by ERISA and the Code.

Unless a statutory or administrative exemption is available, severe penalties and excise taxes are imposed by ERISA and the Code on fiduciary breaches and prohibited transactions.

ASIA

In Asia, local insurance authorities supervise and monitor the Company’s business and financial condition in each of the countries in which the Company operates. The Company is also required to meet specific minimum working and regulatory capital requirements and is subject to regulations governing the investment of such capital in each of these jurisdictions. Hong Kong and Japan are the regulatory jurisdictions governing Manulife’s most significant operations in Asia.

Hong Kong

In Hong Kong, the authority and responsibility for supervision of the insurance industry is vested in the Independent Insurance Authority (“IIA”) under the newly amended Insurance Companies Ordinance, Cap. 41 (the “Insurance Companies Ordinance”). The amendments to the Insurance Companies Ordinance partially came into force in December 2015 and the remaining amendments are expected to be implemented in phases through 2017-2018. In the interim, the IIA will co-exist with the Office of the Commissioner of Insurance until the former takes over the regulatory powers of the latter, which is anticipated to occur during the first half of 2017. The Chief Executive of the Government of the Hong Kong Special Administrative Region appoints the members of the IIA for the purposes of the Insurance Companies Ordinance. The Insurance Companies Ordinance provides that no person shall carry on any insurance business in or from Hong Kong except a company authorized to do so by the IIA, Lloyd’s of the United Kingdom or an association of underwriters approved by the IIA. The Insurance Companies Ordinance stipulates certain requirements for authorized insurers, including with regard to the enhanced “fit and proper person”

requirements for directors, controllers and several key persons in control functions such as financial control, compliance, risk management, intermediary management, actuary and internal audit, and minimum capital and solvency margin requirements, adequate reinsurance arrangement requirements and statutory reporting requirements. The Insurance Companies Ordinance also confers powers of inspection, investigation and intervention on the IIA for the protection of policyholders and potential policyholders.

The IIA has residual power to appoint an advisor or a manager to any authorized insurer if the IIA considers such appointment to be desirable for the protection of policyholders or potential policyholders against the risk that the insurer may be unable to meet its liabilities or to fulfill the reasonable expectations of policyholders or potential policyholders and that, in the IIA’s opinion, the exercise of other interventionary powers conferred by the Insurance Companies Ordinance would not be appropriate to safeguard the interests of policyholders or potential policyholders. In such circumstances, the advisor or manager appointed by the IIA will have management control of the insurer.

In Hong Kong, the Company’s life insurance business is conducted through a branch of a wholly owned Bermuda subsidiary, Manulife (International) Limited, which is licensed to carry on the business of “long-term” insurance.

Long-term insurance companies are required under the Insurance Companies Ordinance to maintain certain solvency margins. The required solvency margin is the aggregate of two components: (i) a percentage of the mathematical reserves; and (ii) a percentage of the capital at risk as prescribed under the Insurance Companies (Margin of Solvency) Regulation (Cap.41F), enacted pursuant to the Insurance Companies Ordinance. For a long-term insurance company, the value of its assets must not be less than the amount of its liabilities by the required solvency margin, subject to a minimum of Hong Kong $2 million. Compliance with the solvency margin requirements is reported annually to the IIA. Currently, all solvency margin requirements are being met.

The sale of mutual funds and the issuance of advertisements, invitations or documents in relation to collective investment schemes which contain an invitation to acquire an interest are subject to Hong Kong securities laws administered by the Securities and Futures Commission. The sale of pension fund products is subject to the supervision of the Mandatory Provident Fund Schemes Authority. The sales of investment-linked assurance and group life and health products are subject to the supervision of the IIA.

Japan

Life insurance companies in Japan, including Manulife Life Insurance Company, are governed by the Insurance Business Law and the regulations issued thereunder (the “IB Law”). The IB Law sets out a comprehensive regulatory regime for Japanese life insurers, including such matters as capital and solvency requirements, powers of regulatory intervention, new insurance products and restrictions on shareholder dividends and distributions. The administration and application of the IB Law is supervised by the Financial Services Agency (“FSA”). The IB Law provides for certain rules with respect to the approval of new insurance products and the setting of premium levels. Deregulation of sales of insurance products through bank channels became effective on December 23, 2007 and all life insurance products are now able to be sold through the bank channel.

The Insurance Law, a comprehensive body of substantive laws covering insurance contracts which replaces the Insurance Chapter of the Commercial Code enacted more than 100 years ago, was fully implemented on April 1, 2010. The Insurance Law includes significant changes to the Commercial Code including introduction of provisions on accident and sickness insurance, and enhancement of protection of policyholders, among other things.

Effective March 2012, the FSA introduced new standards for the Solvency Margin Ratio. The Solvency Margin Ratio is a criteria referred to by the authorities in supervising insurance companies when observing their financial strength. The new Solvency Margin Standards put more weight on investment risks. As a result of Manulife Japan’s strong risk management policy, as well as prudent investment strategy and reinsurance, the new standards have had little impact on Manulife Japan’s Solvency Margin Ratio.

Revisions to the IB Law were approved by the national legislature on May 23, 2014. The revisions incorporate obligations relating to sales of insurance products such as understanding customer’s intention and provision of relevant information to customers, as well as agencies’ obligation to develop their own controls framework including non-exclusive agencies’ obligation to recommend a product based on a comparison with similar products. The revised law came into effect on May 29, 2016.

Investment trust management companies in Japan, including Manulife Asset Management (Japan) Limited, are governed by the Financial Instruments and Exchange Act (Japan), Investment Trust and Investment Corporation Act

(Japan), and the regulations issued thereunder (the “FIEA” and “ITICA” respectively). The FIEA and ITICA set out a comprehensive regulatory regime for Japanese asset management companies, including investment trust management companies. The administration and application of the FIEA and ITICA are supervised by the FSA. The FIEA and ITICA provide for certain rules with respect to the registration of asset management companies, filing of public offering investment trusts, and other matters.

Restrictions on Shareholder Dividends

In Asia, insurance and company laws in the jurisdictions in which the Company operates provide for specific restrictions on the payment of shareholder dividends and other distributions by the Company’s subsidiaries, or impose solvency or other financial tests, which could affect the ability of these subsidiaries to pay dividends in certain circumstances.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

MFC has authorized share capital consisting of an unlimited number of common shares (“Common Shares”), an unlimited number of Class A Shares (“Class A Shares”), an unlimited number of Class B Shares (“Class B Shares”) and an unlimited number of Class 1 Shares (“Class 1 Shares”) (collectively, the Class A Shares, Class B Shares and Class 1 Shares are “Preferred Shares”).

As of December 31, 2016, MFC had the following Common Shares, Class A Shares and Class 1 Shares issued:

Common Shares	1,975,454,900
Class A Shares Series 2	14,000,000
Class A Shares Series 3	12,000,000
Class 1 Shares Series 3	6,335,831
Class 1 Shares Series 4	1,664,169
Class 1 Shares Series 5	8,000,000
Class 1 Shares Series 7	10,000,000
Class 1 Shares Series 9	10,000,000
Class 1 Shares Series 11	8,000,000
Class 1 Shares Series 13	8,000,000
Class 1 Shares Series 15	8,000,000
Class 1 Shares Series 17	14,000,000
Class 1 Shares Series 19	10,000,000
Class 1 Shares Series 21	17,000,000
Class 1 Shares Series 23	19,000,000

MFC has authorized but not issued Class 1 Shares Series 6, Class 1 Shares Series 8, Class 1 Shares Series 10, Class 1 Shares Series 12, Class 1 Shares Series 14, Class 1 Shares Series 16, Class 1 Shares Series 18, Class 1 Shares Series 20, Class 1 Shares Series 22 and Class 1 Shares Series 24.

Certain Provisions of the Class A Shares as a Class

The following is a summary of certain provisions attaching to the Class A Shares as a class.

Priority

Each series of Class A Shares ranks on a parity with every other series of Class A Shares and every series of Class 1 Shares with respect to dividends and return of capital. The Class A Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions of the Class B Shares as a Class

The following is a summary of certain provisions attaching to the Class B Shares as a class.

Priority

Each series of Class B Shares ranks on a parity with every other series of Class B Shares with respect to dividends and return of capital. The Class B Shares shall rank junior to the Class A Shares and the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs, but the Class B Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions of the Class 1 Shares as a Class

The following is a summary of certain provisions attaching to the Class 1 Shares as a class.

Priority

Each series of Class 1 Shares ranks on a parity with every other series of Class 1 Shares and every series of Class A Shares with respect to dividends and return of capital. The Class 1 Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions Common to the Class A Shares, Class B Shares and Class 1 Shares

The following is a summary of certain provisions attaching to the Class A Shares as a class, to the Class B Shares as a class and to the Class 1 Shares as a class.

Directors’ Right to Issue in One or More Series

The Class A Shares, Class B Shares and Class 1 Shares may be issued at any time and from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of MFC shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of MFC or in the ICA, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Shares, Class B Shares or Class 1 Shares as the case may be, of such series, the whole subject to the filing with the Superintendent of the particulars of such series, including the rights, privileges, restrictions and conditions determined by the Board of Directors of MFC.

Summaries of the terms for each series of the Class A Shares and Class 1 Shares that have been issued or authorized for issuance are contained in the prospectuses relating to such shares, which are available on SEDAR.

Voting Rights of Preferred Shares

Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class A Shares, Class B Shares or Class 1 Shares, the holders of such Class A Shares, Class B Shares or Class 1 Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of MFC.

Amendment with Approval of Holders of Preferred Shares

The rights, privileges, restrictions and conditions attached to each of the Class A Shares, Class B Shares and Class 1 Shares as a class may be added to, changed or removed but only with the approval of the holders of such class of Preferred Shares given as hereinafter specified.

Approval of Holders of Preferred Shares

The approval of the holders of a class of Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to such class of Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of such class of Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of such class of Preferred Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of such class of Preferred Shares duly called for that purpose. Notwithstanding any other condition or provision of any class of Preferred Shares, the approval of the holders of any class, voting separately as a class or series, is not required on a proposal to amend the by-laws of MFC to:

(i)	increase or decrease the maximum number of authorized Class A Shares, Class B Shares or Class 1 Shares, as the case may be, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to such class of Preferred Shares;

(ii)	effect the exchange, reclassification or cancellation of all or any part of the Class A Shares, Class B Shares or Class 1 Shares, as the case may be; or

(iii)	create a new class of shares equal to or superior to the Class A Shares, the Class B Shares or the Class 1 Shares, as the case may be.

The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the ICA as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of MFC with respect to meetings of shareholders. On every poll taken at every meeting of the holders of a class of Preferred Shares as a class, or at any joint meeting of the holders of two or more series of a class of Preferred Shares, each holder of such class of Preferred Shares entitled to vote thereat shall have one vote in respect of each relevant Preferred Share held.

Certain Provisions of the Common Shares as a Class

The authorized common share capital of MFC consists of an unlimited number of Common Shares without nominal or par value. Each holder of Common Shares is entitled to receive notice of and to attend all meetings of the shareholders of MFC and is entitled to one vote for each share held except for meetings at which only holders of another specified class or series of shares of MFC are entitled to vote separately as a class or series. The holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors of MFC, subject to the preference of the holders of Class A Shares, Class B Shares, Class 1 Shares and any other shares ranking senior to the Common Shares with respect to priority in payment of dividends. After payment to the holders of Class A Shares, Class B Shares, Class 1 Shares and any other shares ranking senior to Common Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, the holders of Common Shares shall be entitled to receive prorated the net assets of MFC remaining, after the payment of all creditors and liquidation preferences, if any, that pertains to shareholders.

DIVIDENDS

The declaration and payment of dividends and the amount thereof is subject to the discretion of the Board of Directors and is dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory restrictions on the payment of dividends by, the Company and other factors deemed relevant by the Board of Directors.

Since MFC is a holding company that conducts all of its operations through regulated insurance subsidiaries (or companies owned directly or indirectly by these subsidiaries), its ability to pay future dividends will depend on the receipt of sufficient funds from its regulated insurance subsidiaries. These subsidiaries are also subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries that may limit their ability to pay dividends or make other upstream distributions.

Pursuant to an agreement made between MFC, Manufacturers Life, CIBC Mellon Trust Company (“CIBC Mellon”) and Manulife Financial Capital Trust II (a subsidiary of Manufacturers Life) (the “Trust II”), MFC and Manufacturers Life have covenanted for the benefit of holders of the outstanding Manulife Financial Capital Trust II Notes – Series I (the “Notes”) that, if interest is not paid in full in cash on the Notes on any interest payment date or if Manufacturers Life elects that holders of Notes invest interest payable on the Notes on any interest payment date in a new series of Manufacturers Life Class 1 Shares, Manufacturers Life will not declare or pay cash dividends on any MLI Public Preferred Shares (as defined below), if any are outstanding, and if no MLI Public Preferred Shares are outstanding, MFC will not declare or pay cash dividends on its Preferred Shares and Common Shares, in each case, until the sixth month following such deferral date. “MLI Public Preferred Shares” means, at any time, preferred shares of Manufacturers Life which at that time: (a) have been issued to the public (excluding any preferred shares of Manufacturers Life held beneficially by affiliates of Manufacturers Life); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200 million, provided however, if at any time, there is more than one class of MLI Public Preferred Shares outstanding, then the most senior class or classes of outstanding MLI Public Preferred Shares shall, for all purposes, be the MLI Public Preferred Shares.

MFC has paid the following cash dividends in the period from January 1, 2014 to December 31, 2016:

Type of Shares	2016	2015	2014
Common Shares[7]	$0.74	$0.665	$0.57
Preferred Shares
Class A Shares Series 1[8]	—	$0.5125	$1.02500
Class A Shares Series 2	$1.1625	$1.1625	$1.16252
Class A Shares Series 3	$1.1250	$1.1250	$1.1250
Class A Shares Series 4[9]	—	—	$0.8250
Class 1 Shares Series 1[10]	—	—	$1.0500
Class 1 Shares Series 3	$0.7973	$1.0500	$1.0500
Class 1 Shares Series 4[11]	$0.2431	—	—
Class 1 Shares Series 5	$1.1000	$1.1000	$1.1000
Class 1 Shares Series 7	$1.1500	$1.1500	$1.1500
Class 1 Shares Series 9	$1.1000	$1.1000	$1.1000
Class 1 Shares Series 11	$1.0000	$1.0000	$1.0000
Class 1 Shares Series 13	$0.9500	$0.9500	$0.9500
Class 1 Shares Series 15	$0.9750	$0.9750	$0.79202
Class 1 Shares Series 17	$0.9750	$0.9750	$0.33658
Class 1 Shares Series 19	$0.9500	$0.9884	—
Class 1 Shares Series 21	$1.1411	—	—

The 2016, 2015 and 2014 dividends on the Common Shares, the Class A Shares and the Class 1 Shares were paid quarterly in March, June, September and December.

CONSTRAINTS ON OWNERSHIP OF SHARES

The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of MFC. Pursuant to these restrictions, no person is permitted to acquire any shares of MFC if the acquisition would cause the person to have a “significant interest” in any class of shares of MFC, unless the prior approval of the Minister of Finance is obtained. The restrictions also prohibit any person from becoming a “major shareholder” of MFC. In addition, MFC is not permitted to record in its securities register any transfer or issue of shares if the transfer or issue would cause the person to breach the ownership restrictions. For these purposes, a person has a significant interest in a class of shares of MFC where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all the outstanding shares of that class of shares of MFC. A person is a major shareholder if the aggregate of any shares in a class of voting shares held by that person and by any entity controlled by that person exceeds 20% of the outstanding shares of that class, or, for a class of non-voting shares, a holding exceeds 30% of that class. If a person contravenes any of these restrictions, the Minister of Finance may, by order, direct such person to dispose of all or any portion of those shares. In addition, the ICA prohibits life insurance companies, including MFC, from recording in its securities register a transfer or issue of any share to Her Majesty in right of Canada or of a province, an agent or agency of Her Majesty, a foreign government or an agent or agency of a foreign government and provides further that

[7]	The Board approved an increase of the quarterly dividend amount on the Common Shares from $0.13 per share to $0.155 per share on August 6, 2014, from $0.155 per share to $0.17 per share on May 6, 2015, and from $0.17 per share to $0.185 per share on February 10, 2016.
[8]	On June 19, 2015, MFC redeemed all of its 14,000,000 outstanding Class A Shares Series 1.
[9]	On June 19, 2014, MFC redeemed all of its 18,000,000 outstanding Class A Shares Series 4.
[10]	On September 19, 2014, MFC redeemed all of its 14,000,000 outstanding Class 1 Shares Series 1.
[11]	On June 20, 2016, MFC converted 1,664,169 Class 1 Shares Series 3 into Class 1 Shares Series 4.

no person may exercise the voting rights attached to those shares of an insurance company. The ICA exempts from such constraints certain foreign financial institutions which are controlled by foreign governments and eligible agents provided certain conditions are satisfied.

Under applicable insurance laws and regulations in Michigan, New York, Massachusetts and Vermont, no person may acquire control of any of the Company’s insurance company subsidiaries domiciled in any such state without obtaining prior approval of such state’s insurance regulatory authority. Under applicable laws and regulations, any person acquiring, directly or indirectly, 10% or more of the voting securities of any other person is presumed to have acquired “control” of such person. Thus, any person seeking to acquire 10% or more of the voting securities of MFC must obtain the prior approval of the insurance regulatory authorities in certain states including Michigan, Massachusetts, Vermont and New York, or must demonstrate to the relevant insurance commissioner’s satisfaction that the acquisition of such securities will not give them control of MFC. Under U.S. law, the failure to obtain such prior approval would entitle MFC or the insurance regulatory authorities to seek injunctive relief, including enjoining any proposed acquisition, the voting of such securities at any meeting of the holders of Common Shares, or seizing shares owned by such person, and such shares may not be entitled to be voted at any meeting of the holders of Common Shares.

RATINGS

Credit rating agencies publish financial strength ratings on life insurance companies that are indicators of an insurance company’s ability to meet contract holder and policyholder obligations. Credit rating agencies also assign credit ratings, which are indicators of an issuer’s ability to meet the terms of its obligations in a timely manner, and are important factors in a company’s overall funding profile and ability to access external capital.

Ratings are important factors in establishing the competitive position of insurance companies, maintaining public confidence in products being offered, and determining the cost of capital. A ratings downgrade, or the potential for such a downgrade could, among other things: increase our cost of capital and limit our access to the capital markets; cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or additional financial obligations; result in the termination of our relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services; unfavourably impact our ability to execute on our hedging strategy; materially increase the number of surrenders, for all or a portion of the net cash values, by the owners of policies, contracts and general account GICs we have issued, and materially increase the number of withdrawals by policyholders of cash values from their policies; and reduce new sales, particularly with respect to general account GICs purchased by pension plans and other institutions. Any of these consequences could adversely affect our results of operations and financial condition.

The following table summarizes the security ratings, outlook and ranking that MFC has received from approved rating organizations on its outstanding securities as at the date of this AIF.

	DBRS Limited (“DBRS”)		Fitch Ratings Inc. (“Fitch”)		S&P Global Ratings (“S&P”)
Securities	Rating/Outlook	Rank	Rating/Outlook	Rank	Rating/Outlook	Rank
Preferred Shares Class A Series 2, 3 Class 1 Series 3, 5, 7, 9, 11, 13, 15, 17, 19, 21, 23	Pfd-2/ Stable	5 of 16	BBB- / Stable	10 of 19	P-2 (High) / BBB+ / Stable	4 of 18 6 of 20
Preferred Shares Class 1 Series 4[1]	Pfd-2/ Stable	5 of 16	BBB- / Stable	10 of 19	n/a	n/a
Medium Term Notes and Senior Debt	A/ Stable	6 of 26	A- / Stable	7 of 19	A / Stable	6 of 22
Subordinated Debt	n/a	n/a	BBB+ / Stable	8 of 19	A- / Stable	7 of 22

[1]	A portion of holders of Preferred Shares Class 1 Shares Series 3 elected to convert their holdings into Preferred Shares Class 1 Shares Series 4, on June 20, 2016.

The security ratings accorded by the rating organizations are not a recommendation to purchase, hold or sell these securities and may be subject to revision or withdrawal at any time by the rating organizations. Security ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The Company provides certain rating agencies with confidential, in-depth information in support of the rating process. The issuance of additional debt, hybrid securities, or preferred shares could put pressure on these ratings. If, in the view of the rating organizations, there is deterioration in capital flexibility, operating performance, or the risk profile of the Company, this could also put pressure on these ratings.

The Company has paid customary rating fees to DBRS, Fitch and S&P in connection with some or all of the above-mentioned ratings. In addition, the Company has made customary payments in respect of certain other services provided to the Company by each of DBRS, Fitch and S&P during the last two years.

DBRS Ratings

DBRS assigns ratings for preferred shares in a range from “Pfd-1” to “D”. The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. DBRS assigns ratings for long-term obligations in a range from “AAA” to “D”. The scale provides an opinion on the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity. Some rating categories are denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. Each DBRS rating is appended with one of three rating trends – “Positive”, “Stable”, or “Negative”. The rating trend indicates the direction in which DBRS considers the rating may move if present circumstances continue, or in some cases, unless challenges are addressed; a positive or negative trend does not necessarily indicate that a rating change is imminent. The Company’s current ratings trend is stable.

MFC’s outstanding Class A Shares and Class 1 Shares have been assigned a “Pfd-2” rating as they are considered to be of satisfactory credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as “Pfd-1” rated companies.

MFC’s Medium Term Notes and Senior Debt have been assigned an “A” rating reflecting good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than “AA”. The Company may be vulnerable to future events, but qualifying negative factors are considered manageable.

Fitch Ratings

Fitch assigns ratings for preferred shares and debt in a range from “AAA” to “C” and these ratings provide an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. These ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested. These ratings do not directly address any risk other than credit risk. In particular, ratings do not deal with the risk of a market value loss on a rated security due to changes in interest rates, liquidity and other market considerations. The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Rating outlooks indicate the direction a rating is likely to move over a one- to two-year period. Rating outlooks may be positive, stable, negative or evolving. The Company’s current rating outlook is stable.

MFC’s outstanding Class A Shares and Class 1 Shares have been assigned a “BBB-” rating. The Company’s capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

MFC’s Medium Term Notes and Senior Debt have been assigned an “A-” rating. This rating denotes expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

MFC’s Subordinated Debt have been assigned a “BBB+” rating. This rating indicates that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.

S&P’s Ratings

S&P assigns ratings for Canadian preferred shares in a range from “P-1” to “D” and these ratings are a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P. It is the practice of S&P to present an issuer’s preferred share ratings on both the global ratings scale and the Canadian national scale when listing the ratings for a particular issuer. S&P’s Canadian scale preferred share ratings may be modified by the addition of “High” or “Low” to show relative standing within the major rating categories. S&P’s global scale preferred share ratings may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. Rating outlooks assess the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). Rating outlooks may be positive, negative, stable, developing or not meaningful. The Company’s current rating outlook is stable.

S&P assigns ratings for long-term obligations in a range from “AAA” to “D”. These ratings provide a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). S&P’s long-term issue credit ratings may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. Rating outlooks may be positive, negative, stable, developing or not meaningful. The Company’s current rating outlook is stable.

MFC’s outstanding Class A Shares and Class 1 Shares, with the exception of Class 1 Series 4 which are unrated, have been assigned a “P-2 (High)” rating on the Canadian scale, which corresponds to a “BBB+” rating on the global scale. The “P-2 (High)” rating denotes that the specific obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

MFC’s Medium Term Notes and Senior Debt have been assigned an “A” rating, while its Subordinated Debt has been assigned an “A-” rating. An obligation rated “A” or “A-” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

MARKET FOR SECURITIES

MFC’s Common Shares are listed for trading under the symbol “MFC” on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”), and the Philippine Stock Exchange and under “0945” on The Stock Exchange of Hong Kong. The Class A Shares Series 2 and Class A Shares Series 3 preferred shares are listed for trading on the TSX under the symbol “MFC.PR.B” and “MFC.PR.C”, respectively. The Class 1 Shares Series 3, Class 1 Shares Series 4, Class 1 Shares Series 5, Class 1 Shares Series 7, Class 1 Shares Series 9, Class 1 Shares Series 11, Class 1 Shares Series 13, Class 1 Shares Series 15, Class 1 Shares Series 17, Class 1 Shares Series 19, Class 1 Shares Series 21 and Class 1 Shares Series 23 preferred shares are listed for trading on the TSX under the symbol “MFC.PR.F”, “MFC.PR.P”, “MFC.PR.G”, “MFC.PR.H”, “MFC.PR.I”, “MFC.PR.J”, “MFC.PR.K”, “MFC.PR.L”, “MFC.PR.M”, “MFC.PR.N”, “MFC.PR.O”, and “MFC.PR.R”, respectively.

Trading Price and Volume

The following table sets out the intra-day price range and trading volume of the Common Shares on the TSX and the NYSE for the period indicated.

	TSX			NYSE
2016	High (C$)	Low (C$)	Volume (000s)	High (U.S.$)	Low (U.S.$)	Volume (000s)
January	20.53	17.13	90,535	14.73	11.74	18,996
February	19.32	15.32	118,168	13.88	10.99	25,208
March	19.07	18.05	83,658	14.54	13.47	21,266
April	19.24	16.98	74,562	15.22	12.91	18,280
May	19.68	17.65	76,771	15.13	13.82	17,638
June	19.42	16.43	123,774	15.11	12.55	18,443
July	18.28	16.53	71,020	13.86	12.69	12,071
August	18.36	16.87	82,995	13.98	12.92	15,520
September	18.84	17.62	80,901	14.49	13.39	17,126
October	19.75	18.35	75,220	14.91	13.97	15,283
November	23.85	18.96	134,576	17.70	14.15	21,996
December	25.42	22.95	98,621	19.04	17.29	15,721

The following tables set out the intra-day price range and trading volume of the Class A Shares Series 2 and Series 3 preferred shares and the Class 1 Shares Series 3, Series 4, Series 5, Series 7, Series 9, Series 11, Series 13, Series 15, Series 17, Series 19, Series 21 and Series 23 preferred shares on the TSX for the period indicated. During the year, MFC completed two preferred share offerings, issuing 17 million Class 1 Shares Series 21 and 19 million Class 1 Shares Series 23. The Company also converted 1,664,169 Class 1 Shares Series 3 into Class 1 Shares Series 4.

	TSX – Class A Shares Series 2			TSX – Class A Shares Series 3
2016	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	21.44	19.21	314	21.05	18.78	174
February	21.45	19.91	266	21.38	19.55	322
March	21.77	20.27	211	20.98	19.88	226
April	22.20	21.33	78	21.49	20.56	83
May	22.80	21.87	128	21.91	21.03	151
June	22.73	21.93	119	21.79	21.10	140
July	23.92	22.60	131	22.84	21.70	134
August	24.35	23.20	238	23.35	22.50	152
September	23.73	23.18	111	22.79	22.10	141
October	23.76	23.19	177	22.80	21.90	140
November	23.60	21.58	191	22.65	21.00	188
December	22.45	21.57	147	22.17	20.83	181

	TSX – Class 1 Shares Series 3			TSX – Class 1 Shares Series 4
2016	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	15.10	11.19	364	—	—	—
February	12.86	11.34	186	—	—	—
March	13.50	12.02	243	—	—	—
April	14.29	12.76	262	—	—	—
May	14.25	13.48	223	—	—	—
June	14.05	12.60	403	12.90	12.49	8
July	14.81	13.49	145	12.82	11.30	63
August	15.06	14.00	111	13.80	12.50	49
September	14.01	13.15	159	14.76	12.68	53
October	14.12	13.41	111	13.18	12.50	17
November	14.01	12.37	179	14.37	12.76	28
December	14.63	13.50	287	14.16	13.13	39

	TSX – Class 1 Shares Series 5			TSX – Class 1 Shares Series 7
2016	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	22.42	16.38	249	23.80	17.80	184
February	18.81	16.10	291	20.05	17.99	245
March	18.85	16.42	352	20.65	18.50	172
April	20.15	18.43	121	22.01	20.25	150
May	20.23	19.46	164	22.06	21.02	202
June	20.43	17.86	200	22.40	20.30	159
July	19.79	18.35	117	22.38	20.71	71
August	20.82	19.68	210	23.11	21.60	130
September	20.01	18.79	216	21.64	20.76	178
October	20.94	19.66	262	22.44	21.16	216
November	21.76	20.24	241	23.32	21.55	242
December	22.28	20.24	287	24.06	21.47	360

	TSX – Class 1 Shares Series 9			TSX – Class 1 Shares Series 11
2016	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	23.02	16.51	377	21.83	16.34	159
February	19.24	16.20	343	18.24	15.39	227
March	19.34	16.61	275	18.42	16.00	191
April	20.78	18.84	154	20.14	18.22	73
May	21.06	20.41	120	20.22	19.46	180
June	21.50	18.95	270	20.78	18.02	142
July	20.99	19.15	199	20.35	18.11	396
August	22.16	20.32	216	20.77	19.30	221
September	20.46	17.70	159	19.39	17.72	249
October	21.13	19.65	253	20.22	19.00	134
November	21.73	20.11	289	21.28	17.21	370
December	22.54	20.01	463	21.64	19.45	292

	TSX – Class 1 Shares Series 13			TSX – Class 1 Shares Series 15
2016	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	20.60	15.21	235	20.53	15.60	356
February	16.69	14.19	102	17.31	14.50	121
March	17.33	14.40	137	17.95	14.52	183
April	18.90	16.86	147	19.54	17.54	123
May	18.85	18.08	95	19.43	18.53	73
June	18.97	16.28	112	19.51	16.65	171
July	18.16	16.34	106	18.71	17.08	81
August	19.07	17.55	193	19.84	18.35	147
September	17.60	16.56	230	18.44	17.72	74
October	18.22	17.10	171	19.03	17.57	141
November	18.84	17.31	265	19.24	16.65	205
December	19.53	17.66	372	19.76	17.89	269

	TSX – Class 1 Shares Series 17			TSX – Class 1 Shares Series 19
2016	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	21.08	16.21	305	20.73	15.61	121
February	18.50	15.68	189	18.40	15.80	102
March	18.94	16.00	304	18.65	16.02	142
April	20.81	18.77	256	20.41	18.53	187
May	20.20	19.17	264	20.06	19.14	85
June	20.34	17.83	230	20.14	17.71	121
July	19.22	17.85	156	20.01	17.75	77
August	21.06	18.84	213	20.00	18.70	107
September	19.01	17.02	203	19.13	17.61	114
October	19.49	18.23	391	19.41	18.30	171
November	20.40	17.92	331	20.28	18.25	212
December	20.62	18.56	555	20.20	18.48	377

	TSX – Class 1 Shares Series 21			TSX – Class 1 Shares Series 23
2016	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	—	—	—	—	—	—
February	25.02	24.80	1,126	—	—	—
March	26.50	25.00	1,023	—	—	—
April	26.42	25.75	582	—	—	—
May	26.38	25.93	552	—	—	—
June	26.55	25.91	392	—	—	—
July	26.87	26.28	499	—	—	—
August	27.25	26.26	509	—	—	—
September	27.19	26.25	159	—	—	—
October	27.19	26.41	316	—	—	—
November	27.16	25.85	498	25.01	24.68	2,030
December	27.19	26.21	261	25.20	24.83	2,360

LEGAL PROCEEDINGS

A description of certain legal and regulatory proceedings to which the Company is a party can be found in the section entitled “Legal and Regulatory Proceedings” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2016.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

The by-laws of MFC provide that the Board of Directors shall consist of a minimum of seven and a maximum of 30 Directors, with the exact number of Directors to be elected at any annual meeting of MFC to be fixed by the Directors prior to such annual meeting.

The following table sets forth the Directors of MFC, as of the date of this AIF, and for each Director, their province or state and country of residence, principal occupation, years as a director and membership on board committees.

Each Director is elected for a term of one year, expiring at the close of the next annual meeting of the Company. The next annual meeting will occur on May 4, 2017.

Name and Residence	Principal Occupation	Director Since	Board Committee Membership(1)
Richard B. DeWolfe, Massachusetts, United States	Chairman of the Board, MFC and Manufacturers Life (2) Managing Partner, DeWolfe & Company LLC (consulting firm)(3)	April 2004	CGNC (4)

Donald A. Guloien Ontario, Canada	President and Chief Executive Officer, MFC and Manufacturers Life	May 2009	N/A (5)

Joseph P. Caron British Columbia, Canada	President, Joseph Caron Incorporated (consulting firm)(6)	October 2010	CGNC (Chair) MRCC

John M. Cassaday Ontario, Canada	Corporate Director(7)	April 1993	CGNC MRCC (Chair)

Susan F. Dabarno Ontario, Canada	Corporate Director	March 2013	Audit MRCC

Sheila S. Fraser Ontario, Canada	Corporate Director	November 2011	Audit (Chair) Risk

Luther S. Helms Arizona, United States	Managing Partner, Sonata Capital Group (investment advisory firm)	May 2007	Audit CGNC

Tsun-yan Hsieh Singapore	Chairman, LinHart Group Pte Ltd. (consulting firm)	October 2011	MRCC

P. Thomas Jenkins Ontario, Canada	Chairman, OpenText Corporation (enterprise information management company)(8)	March 2015	Audit Risk

Pamela O. Kimmet Georgia, United States	Chief Human Resources Officer, Cardinal Health, Inc. (health care services company)(9)	March 2016	MRCC Risk

Donald R. Lindsay British Columbia, Canada	President and Chief Executive Officer, Teck Resources Limited (diversified resources company)	August 2010	Risk

John R.V. Palmer Ontario, Canada	Corporate Director	November 2009	Audit Risk

C. James Prieur Illinois, United States	Corporate Director	January 2013	MRCC Risk (Chair)

Andrea S. Rosen Ontario, Canada	Corporate Director	August 2011	Audit CGNC

Lesley D. Webster Florida, United States	President, Daniels Webster Capital Advisors (enterprise risk management consulting firm)	October 2012	MRCC Risk

Notes:

(1)	In this table, Audit means Audit Committee, CGNC means Corporate Governance and Nominating Committee, MRCC means Management Resources and Compensation Committee, and Risk means Risk Committee.
(2)	Richard DeWolfe was appointed Chairman of the Board on May 2, 2013. Prior to May 2013, Mr. DeWolfe was Vice-Chair of the Board, a position he had held since December 1, 2012.
(3)	Mr. DeWolfe served as an independent director of Avantair, Inc. (Avantair) between 2009 and August 2013. On July 25, 2013, an involuntary petition under chapter 7 of title 11 of the United States Code (Bankruptcy Code) was filed in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division (the Bankruptcy Court) against Avantair (Case No. 13-09719). On August 16, 2013, the Bankruptcy Court entered an order for relief under chapter 7 of the Bankruptcy Code. Sales of certain assets have been authorized and proceeds from the sales have been distributed. The chapter 7 trustee has asserted claims against the former officers, directors and certain employees of Avantair, including Mr. DeWolfe (the Avantair Parties). The trustee has not commenced litigation against any of the independent directors. In April 2015, the Avantair Parties participated in a court-ordered pre-suit mediation with the chapter 7 trustee along with various plaintiffs who had asserted claims against various Avantair Parties in multiple jurisdictions. The majority of these claims do not involve the independent directors of Avantair. The chapter 7 trustee reached an agreement with the Avantair Parties to resolve the trustee’s threatened claims in exchange for a settlement payment of US$8 million and relinquishment of certain competing claims in the bankruptcy. The independent directors are not funding any portion of the $8 million payment. An evidentiary hearing for approval of the settlement by the Bankruptcy Court was conducted from January 22 through January 27, 2016. On November 18, 2016, the Bankruptcy Court approved the settlement, thereby ending the bankruptcy proceeding. Mr. DeWolfe continues to deny the allegations previously asserted by the chapter 7 trustee and in related lawsuits.
(4)	Mr. DeWolfe is a member of the CGNC. However, in his capacity as Chairman, Mr. DeWolfe attends the meetings of all committees whenever possible.
(5)	Donald Guloien is not a member of any committee but attends committee meetings at the invitation of the Chairman. One Board meeting in 2016 was for independent directors only.
(6)	From 2010 to 2013 Joseph Caron was a member of HB Global Advisors Corporation, the international consulting firm of Heenan Blaikie LLP.
(7)	Prior to March 2015, John Cassaday was President and Chief Executive Officer, Corus Entertainment Inc., a broadcasting company.
(8)	Prior to 2013, Thomas Jenkins was Chief Strategy Officer of OpenText Corporation.
(9)	Prior to July 2016, Pamela Kimmet was Senior Vice President, Human Resources, Coca-Cola Enterprises Inc., a publicly traded beverage marketer, producer, and distributor.

EXECUTIVE OFFICERS

The name, province or state and country of residence, and position of each of the executive officers of Manulife are set forth in the following table as of December 31, 2016.

Name and Residence	Position with Manulife
Donald A. Guloien Ontario, Canada	President and Chief Executive Officer

Craig R. Bromley Massachusetts, United States	Senior Executive Vice President, U.S. Division(1)

Steven A. Finch Massachusetts, United States	Executive Vice President and Chief Actuary(2)

Gregory A. Framke New Jersey, United States	Executive Vice President, Chief Information Officer(3)

James D. Gallagher Massachusetts, United States	Executive Vice President and General Counsel(4)

Gretchen H. Garrigues Massachusetts, United States	Executive Vice President, Global Chief Marketing Officer(5)

Rocco (Roy) Gori Hong Kong, Special Administrative Region of the People’s Republic of China	Senior Executive Vice President and General Manager, Asia(6)

Marianne Harrison Ontario, Canada	Senior Executive Vice President and General Manager, Canada(7)

Scott S. Hartz Massachusetts, United States	Executive Vice President, General Account Investments

Rahim Hirji Ontario, Canada	Executive Vice President and Chief Risk Officer

Stephani E. Kingsmill Ontario, Canada	Executive Vice President, Human Resources

Linda P. Mantia Ontario, Canada	Senior Executive Vice President and Chief Operating Officer(8)

Timothy W. Ramza Massachusetts, United States	Executive Vice President and Chief Innovation Officer(9)

Stephen B. Roder Ontario, Canada	Senior Executive Vice President and Chief Financial Officer(10)

Kai R. Sotorp Ontario, Canada	Executive Vice President, Global Business Head, Wealth and Asset Management(11)

Warren A. Thomson Ontario, Canada	Senior Executive Vice President and Chief Investment Officer

Notes

(1)	Prior to September 2012, Craig Bromley was Executive Vice President and General Manager, Japan.
(2)	Prior to April 2016, Steven Finch was Executive Vice President and Chief Financial Officer – U.S. Division, John Hancock Financial Services.
(3)	Prior to January 2016, Gregory Framke was the Executive Vice President and Chief Operations Officer at E*Trade Financial Corp. including roles as Chief Operations Officer, Vice President Technology Strategy and Chief Information Officer.
(4)	Prior to December 2016, James Gallagher was Executive Vice President and Interim General Counsel. Prior to October 2016, Mr. Gallagher was Executive Vice President, General Counsel and Chief Administrative Officer, U.S. Division. Prior to August 2012, Mr. Gallagher was Executive Vice President, Global Compliance.
(5)	Prior to August 2016, Gretchen Garrigues was Senior Vice President and Chief Marketing Officer, First Data Corp. Prior to June 2014, Ms. Garrigues was Senior Managing Director, Global Strategic Marketing, GE Capital.
(6)	Prior to March 2015, Roy Gori was Regional Head of Retail Banking, Asia Pacific/Head of Consumer Banking North Asia and Australia with Citigroup Pty Ltd.
(7)	Prior to January 2013, Marianne Harrison was Executive Vice President and General Manager of John Hancock Long-Term Care Insurance.
(8)	Prior to October 2016, Linda Mantia was Executive Vice President of Digital, Payments and Cards, Royal Bank of Canada.

(9)	Prior to November 2015, Timothy Ramza was Senior Vice President, Wealth Management Strategy and Business Development.
(10)	Prior to June 2012, Stephen Roder was a co-founder and director of Peak Reinsurance Company Ltd.
(11)	Prior to July 1, 2014, Kai Sotorp was Head, Asia Pacific, Group Managing Director at UBS Global Asset Management (Hong Kong). Prior to September 2012, Mr. Sotorp was Senior Advisor at Florida Equity Partners.

SHARE OWNERSHIP

The number of Common Shares held by Directors and executive officers of MFC as at December 31, 2016 was 746,578, which represented less than 1% of the outstanding Common Shares.

TRANSFER AGENT AND REGISTRAR

The transfer agents for MFC’s Common Shares are as follows:

In Canada:	CST Trust Company	In the United States:	Computershare Inc.
	P.O. Box 700, Station B		P.O. Box 30170
	Montreal, Quebec, Canada, H3B 3K3		College Station, TX, 77842-3170
	Toll Free: 1-800-783-9495		Toll Free: 1-800-249-7702

www.canstockta.com/investor		www.computershare.com/investor
www.canstockta.com/investisseur

In the Philippines:	Rizal Commercial Banking Corporation	In Hong Kong:	Computershare Hong Kong Investor
	Ground Floor, West Wing,		Services Limited
	GPL (Grepalife) Building,		17M Floor, Hopewell Centre
	221 Senator Gil Puyat Avenue,		183 Queen’s Road East
	Makati City, Metro Manila, Philippines		Wan Chai, Hong Kong
	Telephone: 632 318 8567		Telephone: (852) 2862-8555

www.rcbc.com

www.computershare.com/investor

The transfer agent for MFC’s Class A Shares and Class 1 Shares is CST Trust Company.

MATERIAL CONTRACTS

MFC entered into a trust indenture dated May 19, 2005 with CIBC Mellon Trust Company (“CIBC Mellon”) (as amended, the “MFC Senior Debt Trust Indenture”) setting out the terms of unsecured senior debentures that may be issued by MFC. MFC has entered into supplemental indentures to the MFC Senior Debt Trust Indenture with CIBC Mellon dated May 19, 2005, March 28, 2006, June 26, 2008 and April 8, 2009 setting out the terms of Medium Term Notes that were issued by MFC. MFC also entered into supplemental indentures to the MFC Senior Debt Trust Indenture with BNY Trust Company of Canada (“BNY Mellon Trust”), as trustee, The Bank of New York Mellon, London Branch (“BNY London”), as principal paying agent, and The Bank of New York Mellon (Luxembourg) S.A. (“BNY Luxembourg”), as registrar and transfer agent, dated June 23, 2016 and December 2, 2016 setting out the terms of senior notes that were issued by MFC.

MFC entered into a trust indenture dated September 17, 2010 with The Bank of New York Mellon (“BNY Mellon”) setting out the terms of debentures that may be issued by MFC under a short form base shelf prospectus filed in Canada and the United States via registration statement on Form F-10 pursuant to the Multijurisdictional Disclosure System. MFC entered into a first supplemental indenture with BNY Mellon dated September 17, 2010 setting out the terms of two series of senior notes issued by MFC on September 17, 2010 by prospectus supplement to a short form base shelf prospectus. MFC entered into a second supplemental indenture with BNY Mellon dated March 4, 2016 setting out the terms of two additional series of senior notes issued by MFC dated March 4, 2016 by prospectus supplement to a new short form base shelf prospectus filed in Canada and the United States via registration statement on Form F-10 pursuant to the Multijurisdictional Disclosure System.

MFC entered into a trust indenture dated May 25, 2016 with BNY Mellon Trust (as amended, the “MFC Subordinated Debt Trust Indenture”) setting out the terms of unsecured subordinated debentures that may be issued by MFC. MFC entered into a supplemental indenture to the MFC Subordinated Debt Trust Indenture with BNY

Mellon Trust, as trustee, BNY London, as principal paying agent and calculation agent, and BNY Luxembourg, as registrar and transfer agent dated May 25, 2016 setting out the terms of subordinated notes that were issued by MFC.

As at December 31, 2016, (i) an aggregate principal amount of $1.0 billion in Medium Term Notes, (ii) an aggregate principal amount of US$3.52 billion in senior notes, and (iii) an aggregate principal amount of Singapore $500 million in subordinated notes was issued and outstanding. More information about the Medium Term Notes and senior notes can be found at Note 11 of MFC’s consolidated financial statements for the year ended December 31, 2016. More information about the subordinated notes can be found at Note 12 of MFC’s consolidated financial statements for the year ended December 31, 2016.

Manufacturers Life entered into an amended and restated trust indenture dated November 18, 2011 with BNY Mellon Trust (amending and restating an indenture dated November 8, 2002) (the “Manufacturers Life Trust Indenture”) setting out the terms of debentures that may be issued by Manufacturers Life. Manufacturers Life has entered into supplemental indentures to the Manufacturers Life Trust Indenture with BNY Mellon Trust dated February 17, 2012, February 25, 2013, November 29, 2013, February 21, 2014, December 1, 2014, March 10, 2015, June 1, 2015 and November 20, 2015 setting out the terms of fixed/floating subordinated debentures that were issued by Manufacturers Life.

In connection with the winding up of SCDA into Manufacturers Life on July 1, 2015, Manufacturers Life entered into the First Supplemental Indenture dated July 1, 2015 (the “SCDA Supplemental Indenture”) with Computershare Trust Company of Canada (“Computershare”) to the trust indenture dated as of September 21, 2012 between SCDA, as predecessor to Manufacturers Life, and Computershare (the “Indenture”), pursuant to which Manufacturers Life assumed SCDA’s obligations for the due and punctual payment of the principal of and interest and premium, if any, on the 3.938% Fixed/Floating Series A Subordinated Debentures, due September 21, 2022 (the “SCDA Debentures”) and the performance and observance of every covenant of the Indenture and any supplemental indentures in connection thereto.

In connection with each issuance of fixed/floating subordinated debentures, and the assumption by Manufacturers Life of the SCDA Debentures under the SCDA Supplemental Indenture, MFC entered into a subordinated guarantee whereby MFC fully and unconditionally guaranteed on a subordinated basis the payment of principal, premium, if any, interest and redemption price, if any, of the Manufacturers Life fixed/floating subordinated debentures, including the SCDA Debentures. More information about MFC’s guarantees of the Manufacturers Life fixed/floating subordinated debentures and the SCDA Debentures can be found at Note 18 (d) of MFC’s consolidated financial statements for the year ended December 31, 2016. As at December 31, 2016, an aggregate principal amount of $5.0 billion in subordinated debentures and the SCDA Debentures was issued and outstanding.

MFC entered into a trust indenture dated December 14, 2006 (the “MFLP Indenture”) with CIBC Mellon and Manulife Finance (Delaware), L.P. (“MFLP”) as the guarantor of the debentures of MFLP issued under the MFLP Indenture. Under the terms of the MFLP Indenture, MFC unconditionally and irrevocably guaranteed on a subordinated basis the payment of principal, premium, if any, interest and redemption price in respect of $650 million principal amount of 5.059% fixed/floating subordinated debentures of MFLP due December 15, 2041. More information about MFC’s guarantee of the debentures issued by MFLP can be found at Note 18(d) of MFC’s consolidated financial statements for the year ended December 31, 2016.

Trust II entered into a trust indenture dated July 10, 2009 with CIBC Mellon setting out the terms of debt obligations that may be issued by Trust II from time to time. Trust II entered into a first supplemental indenture with CIBC Mellon on July 10, 2009 setting out the terms of the $1 billion principal amount of Notes issued by Trust II on July 10, 2009. For more information about the Notes see “Dividends” in this AIF and Note 12 of MFC’s consolidated financial statements for the year ended December 31, 2016.

MFC entered into a subordinated guarantee dated January 29, 2007, as amended and restated on January 13, 2017, of Class A Shares and Class B Shares of Manufacturers Life and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of Manufacturers Life. The Class 1 Shares rank on a parity with the Class A Shares. As a result of this guarantee, Manufacturers Life has received an exemption from the requirements to file certain continuous disclosure materials with the Canadian securities regulatory authorities. More information about MFC’s guarantee of the preferred shares of Manufacturers Life can be found at Note 18(d) of MFC’s consolidated financial statements for the year ended December 31, 2016.

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, Toronto, Canada, is the external auditor who prepared the Independent Auditors’ Report of Registered Public Accounting Firm to the Shareholders on the audited financial statements of the Company and the Independent Auditors’ Report on Internal Control under Standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP is independent with respect to the Company within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario), United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002 (“SOX”) and is in compliance with Rule 3520 of the Public Company Accounting Oversight Board (United States).

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee has adopted a formal Charter that describes the Audit Committee’s role and responsibilities. The Charter is set out in the attached Schedule 1.

The Audit Committee is responsible for assisting the Board in its oversight role with respect to the quality and integrity of financial information, the effectiveness of the Company’s internal control over financial reporting, the effectiveness of the Company’s risk management and compliance practices, the performance, qualifications and independence of the independent auditor, the Company’s compliance with legal and regulatory requirements, the performance of the Company’s finance, actuarial, internal audit and global compliance functions, and the procedures relating to conflicts of interest, confidential information, related party transactions, and customer complaints.

Composition of the Audit Committee in 2016

MFC’s Audit Committee was composed of the following members in 2016: Sheila Fraser (Chair of the Audit Committee), Susan Dabarno, Luther Helms, Thomas Jenkins, John Palmer and Andrea Rosen. The Board has reviewed the committee membership and determined that all members are financially literate as required by the NYSE Listed Company Manual and the applicable instruments of the Canadian Securities Administrators. All committee members are independent, pursuant to applicable regulatory and stock exchange requirements. The Board has also determined that all current members have the necessary qualifications to be designated as audit committee financial experts under SOX.

Relevant Education and Experience

In addition to the general business experience of each member of the Audit Committee, the relevant education and experience of each member of MFC’s Audit Committee in 2016 is as follows: Sheila Fraser holds a B. Comm from McGill University and is a Chartered Professional Accountant. Ms. Fraser is a former partner at Ernst & Young LLP and former Auditor General of Canada. Susan Dabarno holds a Class II Diploma from McGill University and is a Chartered Professional Accountant. Ms. Dabarno previously served as Executive Chair of Richardson Partners Financial Limited, as President and Chief Executive Officer of Richardson Partners Financial Limited and as President and Chief Operating Officer of Merrill Lynch Canada Inc. Luther Helms holds a BA from the University of Arizona and an MBA from the University of Santa Clara. Mr. Helms is Managing Director of Sonata Capital Group and previously served as Vice Chairman of KeyBank West and as Vice Chairman of Bank of America Corporation. Thomas Jenkins holds an MBA from the Schulich School of Business at York University, an MASc from the University of Toronto and a BEng & Mgt. from McMaster University. Mr. Jenkins is Chairman of the Board of OpenText Corporation and previously served as Chief Strategy Officer and as President and Chief Executive Officer of OpenText Corporation.    John Palmer holds a BA from the University of British Columbia, is a Chartered Professional Accountant and is the former Deputy Chairman and Managing Partner of KPMG LLP (Canada) and the former Superintendent of OSFI. Andrea Rosen holds a BA from Yale University, an LLB from Osgoode Hall Law School and an MBA from the Schulich School of Business at York University. Ms. Rosen previously served as Vice Chair of TD Bank Financial Group and as President of TD Canada Trust.

Pre-Approval Policies and Procedures

All audit and permitted non-audit services to be provided by our independent auditor must be pre-approved pursuant to the Auditor Independence Policy (the “Policy”). Under the Policy, the Audit Committee annually reviews and pre-approves recurring audit and permitted non-audit services that are identifiable together with a budget for each type of permitted services for the coming year. The Policy also requires that any audit or permitted non-audit services that are proposed during the year outside of the previously approved categories or in excess of the pre-approved budget be pre-approved by the Audit Committee, or by a member of the Audit Committee appointed by the Audit Committee and acting on its behalf.

All audit and permitted non-audit services provided by Ernst & Young LLP have been pre-approved by the Audit Committee. The Audit Committee has reviewed these services to ensure that they are compatible with maintaining the auditor’s independence.

External Auditor Service Fees

The table below sets out the fees charged by Ernst & Young LLP for services rendered to Manulife and its subsidiaries in each of the past two fiscal years.

Fees	2016 ($ in millions)	2015 ($ in millions)
Audit Fees: Includes the audit of our financial statements as well as the financial statements of our subsidiaries, segregated funds, audits of statutory filings, prospectus services, report on internal controls, reviews of quarterly reports and regulatory filings.	30.3	29.0

Audit-Related Fees: Includes consultation concerning financial accounting and reporting standards not classified as audit, due diligence in connection with proposed or consummated transactions and assurance services to report on internal controls for third parties.	2.2	2.6

Tax Fees: Includes tax compliance, tax planning and tax advice services.	0.3	0.1

All Other Fees: Includes other advisory services.	0.4	0.6

Total	33.2	32.3

PERFORMANCE AND NON-GAAP MEASURES

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with Canadian generally accepted accounting principles used for the Company’s audited historical financial statements. Non-GAAP measures referenced in this AIF include: Core Earnings (Loss); Constant Currency Basis; Premiums and Deposits; and Assets under Management and Administration. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

For descriptions of the non-GAAP financial measures referred to above and reconciliations of certain non-GAAP financial measures to the most directly comparable measure calculated in accordance with GAAP, see “Performance and Non-GAAP Measures” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2016.

ADDITIONAL INFORMATION

Additional information with respect to the Company, including directors’ and officers’ remuneration and indebtedness, and securities authorized for issuance under MFC’s equity compensation plans, where applicable, is contained in MFC’s Management Information Circular for its most recent annual meeting of security holders that involved the election of directors. Additional financial information is provided in the Company’s consolidated financial statements and the Company’s Management’s Discussion and Analysis for the year ended December 31, 2016. Copies of these documents and additional information relating to the Company may be found on SEDAR at www.sedar.com and is accessible at the Company’s website, www.manulife.com. Requests for materials may be sent to the Shareholder Services Department of Manulife at 200 Bloor Street East, NT-10, Toronto, Canada M4W 1E5.

SCHEDULE 1 – AUDIT COMMITTEE CHARTER

Manulife Financial Corporation (the “Company”)

Audit Committee Charter (December 2016)

1.	Overall Role and Responsibility

1.1	The Audit Committee (“Committee”) shall:

(a)	assist the Board of Directors in its oversight role with respect to:

(i)	the quality and integrity of financial information;

(ii)	the effectiveness of the Company’s internal control over financial reporting;

(iii)	the effectiveness of the Company’s risk management and compliance practices;

(iv)	the independent auditor’s performance, qualifications and independence;

(v)	the Company’s compliance with legal and regulatory requirements;

(vi)	the Finance, Actuarial, Internal Audit and Global Compliance functions;

(vii)	conflicts of interest and confidential information;

(viii)	related party transactions; and

(ix)	complaints of customers relating to obligations under the Insurance Companies Act (Canada) (the “Act”), and accounting, internal accounting controls and audit matters.

(b)	prepare such reports of the Committee required to be included in the Proxy Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

1.2	The Committee will also act as the conduct review committee of the Company.

2.	Structure and Composition

2.1	The Committee shall consist of five or more Directors appointed by the Board of Directors on the recommendation of the Corporate Governance and Nominating Committee.

2.2	No member of the Committee shall be an officer or employee of the Company, its subsidiaries or affiliates. Members of the Committee will not be affiliated with the Company as such term is defined in the Act.

2.3	Each member of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

2.4	The Board of Directors shall designate one member of the Committee as the Committee Chair.

2.5	Members of the Committee shall serve at the pleasure of the Board of Directors for such term or terms as the Board of Directors may determine.

2.6	Each member of the Committee shall be financially literate as such qualification is defined by applicable law and interpreted by the Board of Directors in its business judgment.

2.7	The Board of Directors shall determine whether and how many members of the Committee qualify as a financial expert as defined by applicable law. At least one member must be an audit committee financial expert, as defined in applicable laws and regulations.

2.8	The Committee shall annually determine whether any of its members serve on the audit committee of more than three public companies (including the Committee). If any of the Committee members fall into this category, the Committee shall consider the ability of such members to effectively serve on the Committee and, if it is determined that such members are able to continue serving, the Committee shall record the reasons for such a decision.

3.	Structure, Operations and Assessment

3.1	The Committee shall meet quarterly or more frequently as the Committee may determine. The Committee shall report to the Board of Directors on its activities after each of its meetings.

3.2	The affirmative vote of a majority of the members of the Committee participating in any meeting of the Committee is necessary for the adoption of any resolution.

3.3	The Committee may create one or more subcommittees and may delegate, in its discretion, all or a portion of its duties and responsibilities to such subcommittees.

3.4	The Committee shall, on an annual basis:

(a)	review and assess the adequacy of this Charter and, where necessary, recommend changes to the Board of Directors for its approval;

(b)	undertake a performance evaluation of the Committee comparing the performance of the Committee with the requirements of this Charter; and

(c)	report the results of the performance evaluation to the Board of Directors.

The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chair of the Committee or any other member of the Committee designated by the Committee to make this report.

3.5	The Committee is expected to establish and maintain free and open communication with management, the independent auditor, the internal auditor and the Appointed Actuary and shall periodically meet separately with each of them.

4.	Specific Duties

The Committee will carry out the following specific duties:

4.1	Oversight of the Independent Auditor

(a)	Recommend to the Board for approval the appointment and, when considered appropriate, the dismissal or removal of the independent auditor for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company (subject to shareholder ratification).

(b)	Review and approve the scope and terms of all audit engagements and recommend to the Board the compensation of the independent auditor.

(c)	Provide the oversight of the work of the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services (including resolution of disagreements between management and the independent auditor regarding financial reporting). The independent auditor shall report directly to the Committee.

(d)	Pre-approve all audit services and permitted non-audit services (including the fees, terms and conditions for the performance of such services) to be provided by the independent auditor.

(e)	When appropriate, the Committee may delegate to one or more members the authority to grant preapprovals of audit and permitted non-audit services and the full Committee shall be informed of each non-audit service.

(f)	Review the decisions of such delegates under subsection (e) above, which shall be presented to the full Committee at its next scheduled meeting.

(g)	Evaluate the qualifications, performance and independence of the independent auditor, including:

(i)	reviewing and evaluating the lead partner on the independent auditor’s engagement with the Company;

(ii)	considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services are compatible with maintaining the auditor’s independence; and

(iii)	addressing any concerns raised by regulatory authorities or other stakeholders regarding the auditor’s independence.

(h)	Present its conclusions with respect to the independent auditor to the Board of Directors and, if so determined by the Committee, recommend that the Board of Directors take additional action to satisfy itself of the qualifications, performance and independence of the independent auditor.

(i)	Obtain and review a report from the independent auditor at least annually regarding:

(i)	the independent auditor’s internal quality-control procedures;

(ii)	any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(iii)	any steps taken to deal with any such issues; and

(iv)	all relationships between the independent auditor and the Company.

(j)	At least annually, review and approve the audit plan (including any significant changes to the audit plan) and, as part of this review, satisfy itself that the audit plan is risk-based and addresses all the relevant activities over a measurable cycle and that the work of the independent auditor and Internal Audit is coordinated.

(k)	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

(l)	Review and approve policies for the Company’s hiring of partners and employees or former partners and employees of the independent auditor.

4.2	Financial Reporting

(a)	Review and discuss with management and the independent auditor the annual audited financial statements, the results of the audit, any changes to the audit scope or strategy, the annual report of the auditors on the statements and any other returns or transactions required to be reviewed by the Committee and report to the Board of Directors prior to approval by the Board of Directors and the publication of earnings.

(b)	Review such returns of the Company as the Superintendent of Financial Institutions (Canada) (the “Superintendent”) may specify.

(c)	Review and discuss with the independent auditor and with management the Company’s annual and quarterly financial disclosures, including management’s discussion and analysis. The Committee shall approve any reports for inclusion in the Company’s Annual Report, as required by applicable legislation and make a recommendation thereon to the Board.

(d)	Review the Company’s disclosure policy, which governs the release of information about the Company and requires timely, accurate and fair disclosure of such information in compliance with all legal and regulatory requirements, and periodically assess the adequacy of procedures regarding disclosure of financial information.

(e)	Require management to implement and maintain appropriate internal control procedures.

(f)	Oversee systems of internal control and meet with the heads of the oversight functions, management and the independent auditors to assess the adequacy and effectiveness of these systems and to obtain reasonable assurance that the controls are effective.

(g)	Review and discuss with management and the independent auditor management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation report on management’s assessment.

(h)	Review, evaluate and approve the procedures established under s. 4.2(e).

(i)	Review such investments and transactions that could adversely affect the well-being of the Company as the auditor or any officer of the Company may bring to the attention of the Committee.

(j)	Review and discuss with management and the independent auditor the Company’s quarterly financial statements prior to the publication of earnings, including:

(i)	the results of the independent auditor’s review of the quarterly financial statements; and

(ii)	any matters required to be communicated by the independent auditor under applicable review standards.

(k)	Review and discuss with management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including:

(i)	key areas of risk for material misstatement of the financial statements, including critical accounting estimates or areas of measurement uncertainty;

(ii)	whether the auditor considers estimates to be within an acceptable range and the rationale for the final valuation decision and whether it is consistent with industry practice;

(iii)	any significant changes in the Company’s selection or application of accounting or actuarial principles;

(iv)	any major issues as to the adequacy of the Company’s internal controls;

(v)	any special steps adopted in light of material control deficiencies, if any; and

(vi)	the role of any other audit firms.

(l)	Review and discuss with management and the independent auditor at least annually reports from the independent auditor on:

(i)	critical accounting policies and practices to be used;

(ii)	significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements;

(iii)	alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

(iv)	other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

(m)	Meet with the independent auditor to discuss the annual financial statements and any investments or transactions that may adversely affect the well-being of the Company.

(n)	Discuss with the independent auditor at least annually any “management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Company and review all material correspondence between the independent auditor and management related to audit findings.

(o)	Review and discuss with management and the independent auditor at least annually any significant changes to the Company’s accounting and actuarial principles and practices suggested by the independent auditor, internal audit personnel or management and assess whether the Company’s accounting and actuarial practices are appropriate and within the boundaries of acceptable practice.

(p)	Discuss with management and approve the Company’s earnings press releases, the release of earnings projections, forecast or guidance and the use of non-GAAP financial measures (if any), and the financial information provided to analysts and rating agencies.

(q)	Review and discuss with management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance-sheet structures on the Company’s financial statements.

(r)	Discuss with the independent auditor matters required to be discussed by American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

(s)	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual and interim filings with applicable securities regulatory authorities.

(t)	Review disclosures made by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual and interim filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

(u)	Meet with the Appointed Actuary of the Company at least annually to receive and review reports, opinions and recommendations prepared by the Appointed Actuary in accordance with the Act, including the parts of the annual financial statement and the annual return filed under s. 665 of the Act, prepared by the actuary, and such other matters as the Committee may direct, including the report on Dynamic Capital Adequacy Testing, which is also reviewed by the Risk Committee.

(v)	Receive reports from the Chief Actuary regarding material capital model modifications and new capital model applications. Annually receive the capital model inventory and modification log.

(w)	Discuss with the Company’s General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

(x)	Meet with the Chief Internal Auditor and with management to discuss the effectiveness of the internal control procedure established pursuant to s. 4.2(e).

4.3	Oversight of the Finance Function

(a)	At least annually review and approve the mandate of the Chief Financial Officer and the Finance function.

(b)	At least annually, review and approve the budget, structure, skills and resources of the Finance function.

(c)	At least annually, review the performance evaluation of the Chief Financial Officer, with the input of the Management Resources and Compensation Committee, and assess the effectiveness of the Chief Financial Officer and the Finance function.

(d)	Recommend to the Board for approval the appointment and, when considered appropriate, the dismissal of the Chief Financial Officer, who shall have direct access to the Committee.

(e)	Review the results of periodic independent reviews of the Finance function.

4.4	Oversight of the Actuarial Function

(a)	At least annually, review and approve the mandate for the Chief Actuary and the Actuarial function.

(b)	At least annually, review and approve the budget, structure, skills and resources of the Actuarial function.

(c)	At least annually, review the performance evaluation of the Chief Actuary, with the input of the Management Resources and Compensation Committee, and assess the effectiveness of the Chief Actuary and the Actuarial function.

(d)	Recommend to the Board for approval the appointment and, when considered appropriate, the dismissal of the Chief Actuary, who shall have direct access to the Committee.

(e)	Review the results of periodic independent reviews of the Actuarial function.

4.5	Oversight of the Internal Audit Function

(a)	At least annually, review and approve the mandate of the Chief Auditor and the Internal Audit function.

(b)	At least annually, review and approve the budget, structure, skills, resources, independence and qualifications of the Internal Audit function.

(c)	At least annually, review and approve the audit plan of the Internal Audit function (including any significant changes to the audit plan) and, as part of this review, satisfy itself that the audit plan is risk-based and addresses all the relevant activities over a measurable cycle and that the work of the independent auditor and Internal Audit is coordinated.

(d)	Review the periodic reports of the internal audit department on internal audit activities, including audit findings, recommendations and progress in meeting the annual audit plan (including the impact of any resource limitations).

(e)	At least annually, review the performance evaluation and compensation of the Chief Auditor, with the input of the Management Resources and Compensation Committee, and assess the effectiveness of the Chief Auditor and the Internal Audit function.

(f)	Recommend to the Board for approval the appointment and, when considered appropriate, the dismissal of the Chief Auditor, who shall have direct access to the Committee.

(g)	Review the results of periodic independent reviews and self-assessments of the Internal Audit function’s conformance with the International Standards for the Professional Practice of Internal Auditing and Code of Ethics, and action plans to address any significant conformance issues.

4.6	Risk Management Oversight

(a)	Review reports from the Risk Committee respecting the Company’s processes for assessing and managing risk.

(b)	The Committee will receive reports from the General Counsel as Chair of the Disclosure Committee.

4.7	Oversight of Regulatory Compliance and Complaint Handling

(a)	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b)	Discuss with management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting.

(c)	Review at least annually with the Global Compliance Chief the Company’s compliance with applicable laws and regulations, and correspondence from regulators.

4.8	Oversight of the Global Compliance Function

(a)	At least annually, review and approve the mandate for the Global Compliance Chief and the Global Compliance function.

(b)	At least annually, review and approve the budget, structure, skills and resources of the Global Compliance function.

(c)	At least annually, review the performance evaluation of the Global Compliance Chief, with the input of the Management Resources and Compensation Committee, and assess the effectiveness of the Global Compliance Chief and the Global Compliance function.

(d)	Recommend to the Board for approval, the appointment and, when considered appropriate, the dismissal of the Global Compliance Chief, who shall have direct access to the Committee.

(e)	Review the results of periodic independent reviews of the Global Compliance function.

4.9	Oversight of the Anti-Money Laundering and Anti-Terrorist Financing Program

(a)	The Committee shall approve the Company’s Anti-Money Laundering and Anti-Terrorist Financing Policy and any material amendments.

(b)	The Committee shall meet with the Chief Anti-Money Laundering Officer (“CAMLO”) at least annually to receive and review the CAMLO’s report on the AML/ATF Program, which will include a report on the effectiveness of the AML/ATF Program and the Company’s compliance with the Policy.

(c)	The Committee shall meet with the Chief Auditor at least annually to receive and review the Chief Auditor’s report on the results of the testing of the effectiveness of the AML/ATF Program.

4.10	Review of Ethical Standards

(a)	Annual review of the Company’s Code of Business Conduct and Ethics.

(b)	Establish procedures to receive and process any request from executive officer(s) and Director(s) for waiver of the Company’s Code of Business Conduct and Ethics.

(c)	Grant any waiver of the Company’s Code of Business Conduct and Ethics to executive officer(s) and Director(s) as the Committee may in its sole discretion deem appropriate and arrange for any such waiver to be promptly disclosed to the shareholders in accordance with applicable laws or the rules of applicable securities regulatory authorities.

(d)	Annual review and assessment of procedures established by the Board of Directors to resolve conflicts of interest, including techniques for identification of potential conflict situations, and for restricting the use of confidential information.

4.11	Self Dealing and Disclosure Requirements

(a)	Require management to establish procedures for complying with Part XI (Self-Dealing) of the Act (the “Related Party Procedures”).

(b)	Establish criteria for the determination of materiality of a transaction with a related party.

(c)	Annual review of the Related Party Procedures and their effectiveness in ensuring that the Company is complying with Part XI of the Act and the Sarbanes-Oxley Act.

(d)	Review the practices of the Company to ensure that any transactions with related parties of the Company that may have a material effect on the stability or solvency of the Company are identified.

(e)	Ensure that, within 90 days after the end of each financial year of the Company, the Committee will report to the Superintendent on its activities of the previous year respecting conduct review, undertaken in carrying out its responsibilities under the Act (and, in particular, in respect of (a), (c), and (d) above).

(f)	The Committee shall report to the Superintendent on its mandate respecting conduct review and responsibilities of the Committee and the procedures referred to in (a) above.

(g)	Annual review and assessment of the procedures established by the Board of Directors to disclose information to customers of the Company under the Act, if applicable, and of the procedures for dealing with complaints of customers of the Company to satisfy itself that the applicable procedures are being followed.

4.12	Proxy Circular

(a)	The Committee shall prepare a report on its activities on an annual basis to be included in the Proxy Circular, as may be required by applicable laws or rules of applicable securities regulatory authorities.

4.13	Duties and Responsibilities Delegated by the Board

(a)	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

5.	Funding for the Independent Auditor and Retention of External Advisors

The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall have the authority to retain such independent advisors as it may from time to time deem necessary or advisable for its purposes and to set the terms of the retainer. The expenses related to any such engagement shall also be funded by the Company.